PE 12/18/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT

DIVISION OF
CORPORATION FINANCE




15005302

January 27, 2015

Act: 1934
Section:
Rule: 14a-8(i)(5)
Public
Availability: 1-27-15

Michael F. Lohr
The Boeing Company
michael.f.lohr@boeing.com

Re: The Boeing Company
Incoming letter dated December 18, 2014

Dear Mr. Lohr:

This is in response to your letters dated December 18, 2014 and January 7, 2015 concerning the shareholder proposal submitted to Boeing by David Almasi. We also have received letters from the proponent dated January 2, 2015 and January 22, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: David Almasi
dalmasi@nationalcenter.org

January 27, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 18, 2014

The proposal requests that the board consider issuing a semiannual report disclosing specified information concerning the company's charitable contributions.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Boeing's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Boeing relies.

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 22, 2015

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of David Almasi, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This letter is in response to the letter of Gregory Vogelsperger on behalf of the Boeing Company (the "Company") dated January 7, 2015 augmenting the Company's December 18, 2014 letter, requesting that your office (the "Commission" or "Staff") take no action if the Company omits my Shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

RESPONSE TO BOEING'S CLAIMS

As an initial matter, I reassert each argument that I made in my response to Boeing's initial request that was dated January 2, 2015.

The Company may not omit my Proposal since it is in possession of all my required ownership documentation and the Company has acknowledged that it has not implemented my proposal.

Section I. The Company May Not Exclude the Proposal Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Company is in Possession of the Ownership Documents, Confirming that I am Indeed a Company Shareholder Eligible to Submit a Proposal

In Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F"), the Commission clarified what was required for proof of ownership letters when the proponent's bank or broker is not a DTC participant:

> If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and *the other from the DTC participant confirming the broker or bank's ownership.* (Emphasis added).

The Company has the two letters that satisfy my duty under SLB 14F. The Company's main argument seems to be that the letter from Pershing (the DTC participant) is dated differently than my Proposal; therefore, it is invalid. In footnote one on page five of its most recent letter, the Company cites to a string of Staff decisions that it claims shows that this date difference means that the Pershing letter is invalid. In fact, each of these Staff decisions is irrelevant to the present matter.

In each instance that the Company cites, the proponent's ownership materials were dated prior to their respective proposals. Rule 14a-8 clearly states that a proponent must "have continuously held at least $2,000 … for at least one year by the date [the proponent] submits the proposal." This makes sense because, if the ownership letter predates the Proposal, a proponent might sell his securities prior to submitting his resolution. That is not the case here.

The Pershing letter is dated after the Proposal was sent. If anything, this just proves that I continued to own the Company's stock on December 8, 2014. As clearly explained in SLB 14F, the DTC letter is to "confirm[] the broker or bank's ownership." The Company has multiple letters from my broker, Benjamin F. Edwards & Co., confirming that it has beneficially and continuously held 43 shares of the Company's common stock for me for more than a year prior to the submission of my Proposal. The Pershing letter validates the ownership as described by Benjamin F. Edwards.

When read in conjunction, and not in separate vacuums, the "two proof of ownership statements verify[] that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year." SLB 14F. Therefore, the Company may not exclude my proposal in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1).

Section II. The Company May Not Exclude the Proposal Under Rule 14a-8(f)(1) Based on Any Potential Flaw in the Pershing Letter Because Pershing is Unfamiliar With Its Role in the Proxy Process

Even if the Staff concurs with the Company that the Pershing letter is flawed, fairness and equity command that the Staff should still allow my ownership materials.

The Company strains probity when it calls my assessment of Pershing, "preposterous." What is preposterous is the Company's view of the record in this matter. As I noted in my initial letter, included in the ownership materials that I sent to the Company, is an email from Susan Hedman of Benjamin F. Edwards to me dated December 5, 2014. Ms. Hedman was responsible for contacting Pershing, LLC on my behalf. Despite my repeated insistence that Pershing (as the DTC participant) must provide an ownership letter, she was repeatedly denied such by Pershing. I also forwarded the proxy rules, Boeing's deficiency letter and all attended documents to try to educate Pershing on this matter. Despite this, Pershing refused to provide the letter and wrote:

> The opinion of Pershing is that the account owner should submit the trade confirmations as well as the account statements that cover the intervening period along with the cover letter from B.F. Edwards. The totality of that information will in fact prove up his claim.

After seeing that email, how can the Company continue to claim that Pershing knows its proper role in the no-action process? The evidence is clear. Pershing thinks it has no role whatsoever. Pershing's clear opinion, as expressed in its email to Benjamin F. Edwards, is that the proponent should submit trade confirmations and account statements to confirm ownership. Pershing does not believe it needs to submit any documentation. Furthermore, Pershing does not think Benjamin F. Edwards should submit any documentation either.

Clearly, Pershing is unaware of its role in the proxy process as clearly articulated by the Commission. For the Company to claim otherwise is preposterous.

The Company cites Pershing's vast resources as proof that it possesses great acumen and awareness of its role in the proxy process. This *non sequitur* has nothing to do with the present matter. Pershing has made its opinion known. Its opinion is wrong. But it is clear.

For the above reasons, the Proposal may not be omitted under Rule 14a-8(b) and Rule 14a-8(f)(1).

Section III. The Proposal Cannot Be Excluded Under Rule 14a-8(i)(10) Because the Company Does Not Have a List of Its Charitable Contributions Published on Its Website

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been *favorably acted upon* by management." *See Exchange Act Release* No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. March 8, 1991).

My Proposal calls for a report to be issued to the Company website that discloses each of Boeing's charitable donations. This report is to be updated semiannually. The Company does not have such a report.

The Company's documentation that purports to show its substantial implementation of my Proposal is devoid of this information. As I noted in my previous letter, I spoke with Boeing officials Mr. Vogelsperger and Michael F. Lohr on December 18, 2014, and they confirmed that the Company does not have a listing of each of its charitable contributions on its website and that the Board is resistant to doing so.

Until it lists each and every one of its charitable contributions on its website, the Company cannot be said to have implemented my Proposal.

For the above reasons, the Company may not exclude my Proposal in reliance on Rule 14a-8(i)(10).

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, I respectfully request that the Staff reject Boeing's request for a no-action letter concerning my Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at ***FISMA & OMB Memorandum M-07-16***

Sincerely,



David Almasi

cc: Gregory Vogelsperger, The Boeing Company



The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596

January 7, 2015

BY EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Relating to a Charitable Giving Report

Dear Sir or Madam:

This letter relates to the no-action request by The Boeing Company ("Boeing," the "Company" or "we") dated December 18, 2014 (the "Original Letter") that seeks to exclude a shareholder proposal (the "Proposal") submitted by David Almasi (the "Proponent") for inclusion in Boeing's proxy materials for its 2015 Annual Meeting of Shareholders (the "Proxy Materials"). By a letter dated January 2, 2015 (the "Response") to the Office of the Chief Counsel, the Proponent asserted that the relief sought in the Original Letter should not be granted. For the reasons set forth in the Original Letter and below, Boeing continues to believe that it may properly omit the Proposal from the Proxy Materials. In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter to the Staff at shareholderproposals@sec.gov and are sending a copy of this letter to the Proponent. Capitalized terms used but not defined herein shall have the meanings set forth in the Original Letter.

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14a-8(f)(1) BECAUSE THE PROPONENT FAILED TO PROVIDE REQUISITE PROOF OF CONTINUOUS STOCK OWNERSHIP IN RESPONSE TO BOEING'S EXPLICIT AND PROPER REQUEST FOR THAT INFORMATION

Inadequate Proof of Ownership. The Response misinterprets the clear language of Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F") with respect to proof of ownership letters when the proponent's bank or broker is not a DTC participant. The Proponent correctly states that the Company is in possession of a letter from Pershing, LLC (the "Pershing Letter") confirming that the Proponent's introducing broker, Benjamin F. Edwards & Co. (the "Introducing Broker"), holds shares for the benefit of the Proponent, but the Pershing Letter does not confirm that the Introducing Broker has held these shares for at least one year. The Proponent argues that "Pershing cannot write the letter that Boeing suggests as it does not know [the Proponent's] holdings," but Boeing never requested that Pershing confirm the Proponent's holdings of the required amount of securities for at least one year. Boeing requested that Pershing confirm the *Introducing Broker's* holdings of the required amount of securities for at least one year. The Pershing Letter never addresses the length of time that the Introducing Broker has held the Company's securities, and without a statement to this effect, the Pershing Letter and the letter provided by the Introducing Broker regarding the Proponent's holdings in the records of the Introducing Broker, even when



taken together, are deficient to satisfactorily prove that the Proponent is eligible to submit a shareholder proposal in accordance with Rule 14a-8(f)(1) and SLB 14F.

Even if the Staff were inclined to provide the Proponent with relief for the reason discussed in the Response, the Pershing Letter confirms the Introducing Broker's holdings as of December 8, 2014, not as of November 13, 2014, the date the Proposal was submitted. Rule 14a-8 clearly states that a proponent must "have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the meeting for at least one year by the date [the proponent] submits the proposal," and the Deficiency Notice made clear that this requirement applies to the proof of ownership from the DTC participant. For this reason alone, the Company should be permitted to omit the Proposal from the Proxy Materials.[1]

No Basis for Relief from the Requirements of Rule 14a-8. The Response advocates that the Proponent is "entitled" to equitable relief or more time to obtain a new DTC ownership letter. The Company respectfully requests that the Staff review the facts and deny the Proponent's request for such relief. As the Staff itself recognized in SLB 14F, "the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals." As discussed in the Original Letter, Boeing provided timely and clear notice to the Proponent on the deficiencies with the Proposal, consistent with the Staff's guidance in SLB 14F.

The Proponent's claim that Pershing "does not understand its role in the proxy process" is preposterous as Pershing is the "#1 clearing firm in the U.S." (according to its website) and its clients range from "full service, institutional and independent firms to self-directed and bank-affiliated broker-dealers [that] span the globe." In addition, Pershing is a member of FINRA, NYSE and SIPC and is a BNY Mellon company (which is an NYSE-listed company with approximately $28 trillion in assets under custody and/or administration and $1.6 trillion in assets under management).

Consistent with Rule 14a-8 and the precedent cited in the Original Letter, the Staff has consistently concurred in the exclusion of shareholder proposals based on a proponent's failure to timely provide satisfactory evidence of eligibility. The Proponent has not provided timely and satisfactory evidence of eligibility as outlined in the Original Letter and has no basis for requesting multiple opportunities to correct a deficiency when Boeing has provided timely notice of the deficiencies and described the requirements for correcting such deficiencies in a manner that is

---

[1] See *Comcast Corp.* (Mar. 26, 2012) (letter from broker stating ownership as of November 23, 2011 was insufficient to prove continuous ownership for one year as of November 30, 2011, the date the proposal was submitted); *International Business Machines Corp.* (Dec. 7, 2007) (letter from broker stating ownership as of October 15, 2007 was insufficient to prove continuous ownership for one year as of October 22, 2007, the date the proposal was submitted); *The Home Depot, Inc.* (Feb. 5, 2007) (letter from broker stating ownership from November 7, 2005 to November 7, 2006 was insufficient to prove continuous ownership for one year as of October 19, 2006, the date the proposal was submitted); *Sempra Energy* (Jan. 3, 2006) (letter from broker stating ownership from October 24, 2004 to October 24, 2005 was insufficient to prove continuous ownership for one year as of October 31, 2005, the date the proposal was submitted).



consistent with the guidance contained in SLB 14F. To the contrary, Boeing may exclude a proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) if "the shareholder timely responds but does not cure the eligibility or procedural defect(s)." *See* Section C.6, Staff Legal Bulletin No. 14 (July 13, 2001).

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(10) BECAUSE BOEING HAS SUBSTANTIALLY IMPLEMENTED THE PROPOSAL

The entirety of the Response's argument opposing exclusion pursuant to Rule 14a-8(i)(10) appears to be that Boeing does not publish on its website or elsewhere a "report or public document that lists *each* of its charitable contributions" [emphasis in the original]. The Proposal, however, does not seek such a list. Moreover, the Response does not address the Staff's prior concurrence in the exclusion under Rule 14a-8(i)(10) of a nearly identical proposal when the issuer also had not published an itemized list of charitable contributions.

The Proposal, which is quoted in full in the Original Letter, includes no words or phrases indicating that the Proposal seeks public disclosure of lists of all charitable contributions. The Response's argument seems to rest on the unsupportable implication that the mere use of the words "which," "such," and "each" (which the Response takes care to emphasize) to modify "organizations" or "contributions" necessarily requires an itemized list of every one of the Company's charitable contributions. As set forth in the Original Letter, the Company already discloses on its website all of the information that is requested in the Proposal.

In *PG&E Corporation* (Mar. 10, 2010), the Staff concurred in the exclusion of a proposal very similar to the Proposal on the grounds that the company already had website disclosure addressing the various elements of the proposal. While the issuer in *PG&E Corporation*, like Boeing, did not publish an itemized list of its charitable contributions, the Staff concluded that existing website disclosure constituted substantial implementation of the proposal. The Response does not mention, let alone attempt to distinguish, the Staff's concurrence on the exclusion of this nearly identical proposal. The Response also does not attempt to distinguish the several other examples cited in the Original Letter in which the Staff concurred in the exclusion under Rule 14a-8(i)(1) of proposals requesting corporate disclosures.

Finally, while not directly related to the Proposal, the Response asserts that Boeing officials orally "confirmed" that Boeing "does not have a listing of each of its charitable contributions and that the Board is resistant to doing so." On the contrary, the Company maintains—and has maintained for years—detailed records of each of its charitable contributions.

* * *

As set forth above, the Proposal should be excludable pursuant to either Rule 14a-8(f)(1) or Rule 14a-8(i)(10), and the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Proxy Materials.



If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at (312) 544-2832 or gregory.c.vogelsperger@boeing.com.

Very truly yours,

Gregory C. Vogelsperger
Chief Counsel—Securities, Finance & Governance

cc: David Almasi

January 2, 2015

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of David Almasi, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This letter is in response to the letter of Michael F. Lohr on behalf of the Boeing Company (the "Company") dated December 18, 2014, requesting that your office (the "Commission" or "Staff") take no action if the Company omits my Shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

RESPONSE TO BOEING'S CLAIMS

The Company may not omit my Proposal since it is in possession of all my required ownership documentation and the Company has acknowledged that it has not implemented my proposal.

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2015 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

Section I. The Company May Not Exclude the Proposal Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Company is in Possession of the Ownership Documents, Confirming that I am Indeed a Company Shareholder Eligible to Submit a Proposal

In Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F"), the Commission clarified what was required for proof of ownership letters when the proponent's bank or broker is not a DTC participant:

> - If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and *the other from the DTC participant confirming the broker or bank's ownership.* (Emphasis added).

The Company is in possession of the two letters described in SLB 14F. First, the Company has multiple letters from my broker, Benjamin F. Edwards & Co., confirming that it has beneficially and continuously held 43 shares of the Company's common stock for me for more than a year prior to the submission of my Proposal. The Company's no-action request contains these letters. However, Benjamin F. Edwards & Co. is not a DTC participant. Yet, the Company is also in possession of a letter from Pershing, LLC, "the DTC participant [which] confirm[s] the broker or bank's ownership." SLB 14F. Just as the Staff instructed, the Pershing letter confirms Benjamin Edwards's ownership. The Company is twisting the language of SLB 14F to suggest that the DTC letter must provide more information than is required by the Commission's clear guidance. But that is not possible. As the Commission's guidance makes crystal clear, this in an instance in which the "DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings." Pershing cannot write the letter that Boeing suggests as it does not know my holdings.

When read in conjunction, and not in separate vacuums, the "two proof of ownership statements verify[] that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year." SLB 14F. Therefore, the Company may not exclude my proposal in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1).

Section II. The Company May Not Exclude the Proposal Under Rule 14a-8(f)(1) Because I am Entitled to Equitable Relief or More Time to Obtain a New DTC Ownership Letter

Assuming *argundo* that the Staff agrees with the Company that the DTC letter must contain information beyond what is contemplated by SLB 14F, simple equity dictates that the Staff should still allow my ownership materials. As an initial matter, I am not allowed to communicate with Pershing, LLC. As I am not a Pershing client, my attempts to communicate directly with them were denied. I was at the mercy of Benjamin F. Edwards.

Included in the ownership materials that I sent to the Company is an email from Susan Hedman of Benjamin F. Edwards to me dated December 5, 2014. Ms. Hedman was responsible for contacting Pershing, LLC on my behalf. Despite my repeated assistance that Pershing (as the DTC participant) must provide a letter, she was repeatedly denied by Pershing. Pershing refused to provide the letter and wrote:

> The opinion of Pershing is that the account owner should submit the trade confirmations as well as the account statements that cover the intervening period along with the cover letter from B.F. Edwards. The totality of that information will in fact prove up his claim.

This is, of course, completely wrong. As is quite clear from the December 5, 2014 email, Pershing had no knowledge of its obligations as a DTC participant in the shareholder proposal process. It certainly is not my job to educate Pershing on the proxy rules. How could it be? I am not allowed to communicate with anyone at that company. If the DTC participants are unwilling or uninformed on what documentation to provide, what remedy is left to proponents in the no-action determination process? I repeatedly provided Benjamin F. Edwards employees with the proxy rules and requested that they forward them to Pershing. Only after extreme imploring and demands did Pershing provide the letter contained in the ownership materials. The hours that were spent emailing and calling Benjamin F. Edwards to try and pry a simple ownership letter from Pershing are too many to be logged.

Extraordinary effort was needed because I am not allowed to talk with Pershing, and Pershing obviously does not understand its role in the proxy process. As an individual with no account with them, I have no authority to remedy either of those failures. If there was ever a situation that called for equitable relief, it is mine.

Furthermore, there is no Commission mandate allowing the Company to automatically exclude a proposal for an alleged failure to cure a defect within the 14-day window. According to the Commission, "[f]ailure to cure the defect(s) or respond in a timely manner *may* result in exclusion of the proposal." SLB 14 (emphasis added). The Commission's guidance is clear that failure to cure a defect is not a *sine qua non* leading to automatic exclusion. The Commission intentionally chose to use the permissive "may" rather than absolute, mandatory terms such as "shall" or "must." At this time, this correspondence and the Company's no-action letter can be submitted to Benjamin F. Edwards to submit to Pershing. Perhaps Pershing will now realize it has obligations it must fulfill as a DTC participant.

For the above reasons, the Proposal may not be omitted under Rule 14a-8(b) and Rule 14a-8(f)(1).

Section III. The Proposal Cannot Be Excluded Under Rule 14a-8(i)(10) Because the Company Has Not Implemented My Proposal in Any Meaningful Sense, and its

Supposed Prior Implementation of the Proposal Does Not Include the Most Fundamental Element of My Proposal

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been *favorably acted upon* by management." *See Exchange Act Release* No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. March 8, 1991).

The Company deceptively edited my Proposal in its no-action request to circumvent the clear fact that it has not implemented it in any meaningful way. The Company claims that my Proposal calls for four disclosures: "(a) the standards for selecting recipient organizations, (b) the rationale, if any, for the contributions, (c) the intended purpose of the contributions and (d) the benefits to others of the contributions." Whether the Company has substantially implemented that language is irrelevant. That is not my Proposal.

My Proposal asks the Board to consider issuing a report that discloses "the Company's standards for choosing *which* organizations receive the Company's assets in the form of charitable contributions, the rationale, if any, for *such* contributions, the intended purpose of ***each*** of the charitable contributions and, if appropriate, the benefits to others of the Company's charitable works." (Emphasis added).

The Company does not have a report or public document that lists *each* of its charitable contributions as called for in my Proposal. The Company cannot list the intended purpose of each charitable contribution without first listing each charitable contribution.

The Company's documentation that purports to show its substantial implementation of my Proposal is devoid of this information. I also spoke with Boeing officials Gregory C. Vogelsperger and Mr. Lohr on December 18, 2014, and they confirmed that the Company does not have a listing of each of its charitable contributions and that the Board is resistant to doing so. In light of this admission, it is rather odd that the Company now claims that it has implemented my Proposal. The Company and its officials know full well what my Proposal asks for, knows it doesn't have this information available for its shareholders, knows that the Board of Directors does not want this information made available and yet it maintains that it has implemented my Proposal. The Company knows this isn't true.

Until it lists each and every charitable contribution it makes, the Company cannot be said to have implemented my Proposal. At that time, it would be useful to consider the intended purpose of each of the contributions. But until such time, it is a premature inquiry.

For the above reasons, the Company may not exclude my Proposal in reliance on Rule 14a-8(i)(10).

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, I respectfully request that the Staff reject Boeing's request for a no-action letter concerning my Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at ***FISMA & OMB Memorandum M-07-16***

Sincerely,



David Almasi

cc: Michael F. Lohr, The Boeing Company



Michael F. Lohr
Vice President,
Assistant General Counsel,
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 18, 2014

<u>BY EMAIL</u>
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Relating to a Charitable Giving Report

Dear Sir or Madam:

The Boeing Company ("<u>Boeing</u>," the "<u>Company</u>" or "<u>we</u>") received a shareholder proposal and statement in support thereof (the "<u>Proposal</u>") from David Almasi (the "<u>Proponent</u>") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2015 Annual Meeting of Shareholders (the "<u>Proxy Materials</u>"). Copies of the Proposal and all related correspondence are attached to this letter as **Exhibit A**. The Company believes that it may properly omit the Proposal from the Proxy Materials in reliance on (1) Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended (the "<u>Act</u>") and Rule 14a-8(f)(1) of the Act because the Proponent failed to provide requisite proof of continuous stock ownership in response to Boeing's explicit and proper request for that information and (2) Rule 14a-8(i)(10) of the Act because Boeing has already substantially implemented the Proposal. We request confirmation that the staff of the Division of Corporation Finance (the "<u>Staff</u>") will not recommend enforcement action to the Securities and Exchange Commission (the "<u>Commission</u>") if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("<u>SLB 14D</u>"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Act, we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Boeing's intent to omit the Proposal from the Proxy Materials. The Company intends to file the definitive Proxy Materials on or about March 13, 2015.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents must send companies a copy of any correspondence that they elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.



Michael F. Lohr
Vice President,
Assistant General Counsel,
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 18, 2014

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Relating to a Charitable Giving Report

Dear Sir or Madam:

The Boeing Company ("Boeing," the "Company" or "we") received a shareholder proposal and statement in support thereof (the "Proposal") from David Almasi (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2015 Annual Meeting of Shareholders (the "Proxy Materials"). Copies of the Proposal and all related correspondence are attached to this letter as **Exhibit A**. The Company believes that it may properly omit the Proposal from the Proxy Materials in reliance on (1) Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended (the "Act") and Rule 14a-8(f)(1) of the Act because the Proponent failed to provide requisite proof of continuous stock ownership in response to Boeing's explicit and proper request for that information and (2) Rule 14a-8(i)(10) of the Act because Boeing has already substantially implemented the Proposal. We request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Act, we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Boeing's intent to omit the Proposal from the Proxy Materials. The Company intends to file the definitive Proxy Materials on or about March 13, 2015.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents must send companies a copy of any correspondence that they elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

THE PROPOSAL

The Proposal states, in relevant part:

> *Resolved: The Proponent requests that the Board of Directors consider issuing a semiannual report on the Company website, omitting proprietary information and at reasonable cost, disclosing: the Company's standards for choosing which organizations receive the Company's assets in the form of charitable contributions, the rationale, if any, for such contributions, the intended purpose of each of the charitable contributions and, if appropriate, the benefits to others of the Company's charitable works.*

BASES FOR EXCLUSION

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14a-8(f)(1) BECAUSE THE PROPONENT FAILED TO PROVIDE REQUISITE PROOF OF CONTINUOUS STOCK OWNERSHIP IN RESPONSE TO BOEING'S EXPLICIT AND PROPER REQUEST FOR THAT INFORMATION

I. Background

The Proponent submitted the Proposal to Boeing in a letter dated November 13, 2014, which Boeing received on November 14, 2014. The Proponent's original submission was deficient because it did not provide verification of the Proponent's ownership of the requisite number of Boeing shares from the record owner of those shares. On November 19, 2014, Boeing received through the Proponent, who is not a record owner, a letter dated November 17, 2014 (the "November 17 Letter") purporting to establish ownership of Boeing shares from Benjamin F. Edwards & Co. (the "Investment Advisor"), an investment advisor that is not a Depository Trust Company ("DTC") participant.

Accordingly, in a letter dated November 21, 2014, which was sent on that day for overnight weekday delivery within 14 days of the date Boeing received the Proposal, Boeing notified the Proponent of the procedural deficiency as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as **Exhibit B,** Boeing clearly informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- that, according to Boeing's stock records, the Proponent is not a record owner of Boeing stock;
- that the November 17 Letter did not include proof of ownership from a DTC participant;
- that the Proponent must submit verification of the Proponent's continuous ownership of the requisite number of shares for the required period from the record owner of those shares; and

- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice contained a detailed explanation of the November 17 Letter's deficiencies as well as detailed instructions about how to obtain proof from a DTC participant if the Proponent's own broker or bank is not a DTC participant. Specifically, the Deficiency Notice stated:

> Based on the November 17 [L]etter, the broker responsible for demonstrating your ownership is not a DTC participant. In particular, we note that "Benjamin F. Edwards & Co." is not set forth on DTC's list of participants. You will need to obtain proof of ownership from the DTC participant through which your shares are held verifying that, as of the date your proposal was submitted, you continuously held the requisite number of shares of Boeing common stock for at least one year. You should be able to find out who this DTC participant is by asking your broker. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be the DTC participant. If the DTC participant knows your broker's holdings, but does not know your holdings, you can satisfy...Proxy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, as of the date your proposal was submitted, the required amount of securities was continuously held for at least one year—one from your broker confirming your ownership and the other from the DTC participant confirming your broker's ownership.

The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14 (Jul. 13, 2001) ("SLB 14"). As detailed in the Proponent's response to the Deficiency Notice, which is included as **Exhibit C**, the Proponent received the Deficiency Notice at 2:41 p.m. on November 24, 2014.

Boeing received the Proponent's response to the Deficiency Notice on December 8, 2014. The Proponent's response contained (1) a second letter from the Investment Advisor (the "Second Investment Advisor Letter"); (2) confirmations of purchases of Boeing stock from June, July and August 2011 from the Investment Advisor (the "Trade Confirmations"); (3) brokerage statements from the Investment Advisor from June, July and August 2011, and November 2014 (the "Brokerage Statements"); and (4) a letter from Pershing LLC ("Pershing") confirming the Proponent's ownership of Boeing stock as of December 8, 2014 (the "Pershing Letter"). The Trade Confirmations indicate that Pershing acted as principal in connection with the trades, and the Pershing Letter confirms that Pershing provides clearing and related services for the Investment Advisor. However, the Pershing Letter confirms the Proponent's holdings as of December 8, 2014—not the date the Proposal was submitted (November 13, 2014). Moreover, the Pershing Letter does not confirm either the Proponent's or the Investment Advisor's continuous ownership of shares for at least a one-year period either as of November 13, 2014 or otherwise. The Company has not received any other materials from the Proponent relating to his purported ownership of Boeing stock.

II. Analysis

Boeing may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part that "[i]n order to be eligible to submit a proposal, [a shareholder proponent] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder proponent] submit[s] the proposal." Section C.1.c of SLB 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2).

The Staff clarified that the proof of ownership letters described in Rule 14a-8(b)(2)(i) must come from the "record" holder of the shareholder's securities. The Staff further clarified that only DTC participants are viewed as record holders of securities that are deposited at DTC. Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). SLB 14F further provides:

> If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Consistent with the guidance in SLB 14F, Boeing sent the Deficiency Notice to the Proponent in a timely manner, clearly identifying the deficiency and explaining that it could be corrected by providing verification of continuous ownership for the required period from a DTC participant. However, the Second Investment Advisor Letter, sent in response to the Deficiency Notice, failed to correct the deficiency because it was, again, from the Investment Advisor and not from the Investment Advisor's DTC participant, Pershing. The Pershing Letter, also sent in response to the Deficiency Notice, also failed to correct the deficiency, because it (1) confirmed the Proponent's ownership of Boeing stock as of a different date than the date on which the Proponent submitted the Proposal and (2) failed to confirm that either the Proponent or the Investment Advisor has continuously held the requisite amount of Boeing stock for at least one year as of the date of the Proposal. Therefore, the Proponent did not provide, as required by SLB 14F, an affirmative verification from a DTC participant that either the Proponent or the Investment Advisor has continuously owned the requisite amount of Company shares for the required one-year period.

The Investment Advisor, Benjamin F. Edwards & Co., is not on the list of DTC participants that is available on the DTC website at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. Based on the indications on the Trade Confirmations that the trades were cleared through Pershing, the Pershing Letter and disclosure on the Investment Advisor's website,[1] the Investment Advisor appears to be an introducing broker, which SLB 14F defines as:

> a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities. Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements.

SLB 14F indicates that "introducing brokers generally are not DTC participants." Therefore, they generally are not "record" holders for purposes of Rule 14a-8(b).

On numerous occasions prior to the release of SLB 14F, the Staff has concurred in the exclusion of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Yahoo! Inc.* (Mar. 24, 2011) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f)(1) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Yahoo!'s request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by Rule 14a-8(b)"); *Cisco Systems, Inc.* (Jul. 11, 2011); *I.D. Systems, Inc.* (Mar. 30, 2011); *Amazon.com, Inc.* (Mar. 29, 2011); *Alcoa Inc.* (Feb. 18, 2009); *Qwest Communications International, Inc.* (Feb. 28, 2008); *Occidental Petroleum Corp.* (Nov. 21, 2007); *General Motors Corp.* (Apr. 5, 2007); *Yahoo! Inc.* (Mar. 29, 2007); *CSK Auto Corp.* (Jan. 29, 2007); *Motorola, Inc.* (Jan. 10, 2005); *Johnson & Johnson* (Jan. 3, 2005); *Agilent Technologies* (Nov. 19, 2004); *Intel Corp.* (Jan. 29, 2004); and *Moody's Corp.* (Mar. 7, 2002).

Moreover, SLB 14 provides that "a shareholder's monthly, quarterly or other periodic investment statements" are insufficient to demonstrate continuous ownership of a company's securities. The Staff has consistently permitted companies to omit shareholder proposals pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) when proponents have attempted to use periodic brokerage statements to establish their ownership of company shares. *See IDA CORP, Inc.* (Mar. 5, 2008) (concurring with the exclusion of a shareholder proposal and noting that despite the proponents' submission of monthly account statements, the proponents had "failed to supply...documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *see also General Electric Co.* (Dec. 19, 2008); *General Motors Corp.* (Apr. 5, 2007); *EDA C Technologies Corp.* (Mar. 28, 2007); and *Sempra Energy* (Dec. 23, 2004). Thus, the Trade Confirmations, the Brokerage Statements and the Pershing Letter, even taken together, are insufficient to demonstrate the Proponent's continuous ownership of Boeing securities. This is also not the first time that the Proponent has failed to provide adequate support of his holdings in connection with a proposal. *See Johnson & Johnson*

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[1] The Investment Advisor's website states: "Benjamin F. Edwards & Co. introduces transactions on a fully disclosed basis to our clearing firm, Pershing LLC." www.benjaminfedwards.com/content.php?pageID=order_rtg

(Mar. 2, 2011). Johnson & Johnson requested and received no action relief under Rule 14a-8(f) based on similar facts as is the case here.

III. Conclusion

As set forth above, the Proponent has failed to meet the proof of ownership requirements from a record holder of Boeing shares. The Proponent has failed to provide, with his original submission or in response to the Company's timely Deficiency Notice, a letter from a DTC participant confirming continuous ownership by the Proponent or the Proponent's broker of Company shares for at least one year as of the date of the Proposal, as described in the Deficiency Notice and in SLB 14F, a copy of which was sent with the Deficiency Notice. Accordingly, we ask that the Staff concur that Boeing may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(10) BECAUSE BOEING HAS SUBSTANTIALLY IMPLEMENTED THE PROPOSAL

I. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already "substantially implemented the proposal." The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Intel Corp.* (Mar. 11, 2003) and *Exxon Mobil Corp.* (Mar. 19, 2010). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has substantially implemented the essential objective of the proposal even if by means other than those suggested by the shareholder proponent. *See, e.g., ConAgra Foods, Inc.* (Jul. 3, 2006) (permitting exclusion of a proposal seeking a sustainability report when the company was already providing information generally of the type proposed to be included in the report); *Aetna Inc.* (Mar. 27, 2009) (permitting exclusion of a proposal requesting a report describing the company's policy responses to concerns about gender and insurance when the company had published a paper addressing such issues); *Alcoa Inc.* (Feb. 3, 2009) (permitting exclusion of a proposal requesting global warming report when the company already generally addressed the issue); *PepsiCo, Inc.* (Feb. 14, 2013) (permitting exclusion of a proposal seeking amendment of an anti-discrimination policy to specifically include ex-gay status when the company's policies addressed sexual orientation); and *Wal-Mart Stores, Inc.* (Mar. 30, 2010) (permitting exclusion of a proposal requesting adoption of global warming principles when the company had policies reflecting at least to some degree the proposed principles).

II. Boeing Already Discloses on its Website Each of the Four Elements of the Proposal

The Proposal asks the Board to consider website disclosure of the following with respect to Boeing's charitable contributions: (a) the standards for selecting recipient organizations, (b) the rationale, if any, for the contributions, (c) the intended purpose of the contributions and (d) the benefits to others of the contributions. Boeing already discloses all of this information through its corporate citizenship website at www.boeing.com/community (the "Corporate Citizenship Website"). The Corporate Citizenship Website is replete with detailed information about each of Boeing's five corporate citizenship focus areas: Arts and Culture, Civic Engagement, Education, Environment, and Health and Human Services (collectively, the "Focus Areas"). The Corporate Citizenship Website also discloses specific charitable giving strategies (including standards, rationales, intended purposes and benefits) for each of the 21 states, 19 countries and 6 regions in which Boeing has a site-specific community giving program (each, a "Boeing Community Site"). In addition, Boeing annually issues and makes available on its website a Corporate Citizenship Report that provides detailed information about Boeing's charitable giving program. The 2013 Corporate Citizenship Report (the "Report"), a copy of which is attached as **Exhibit D**, is organized by each Focus Area and also provides information on Boeing's Employee Community Fund, as well as Boeing's humanitarian relief, military and veterans, and volunteer initiatives.

Set forth below are examples of how each specific element of the Proposal is satisfied by one or more disclosures on the Corporate Citizenship Website.

a. The Company's "standards for choosing which organizations receive the Company's assets in the form of charitable contributions"

The "Seeking Support from Boeing" page of the Corporate Citizenship Website (a copy of which is attached as **Exhibit E**) (the "Seeking Support Page") states that Boeing "look[s] for partnerships with organizations that are leaders in what they do (no matter their size), that promote diversity, demonstrate innovation and align and collaborate with others toward common workable solutions to community issues." In support of this strategy, Boeing has adopted detailed site-specific guidelines tailored to the needs of each of the Boeing Community Sites (each, "Site-Specific Guidelines"). The Seeking Support Page contains links to each of the Site-Specific Guidelines. The Site-Specific Guidelines for California are attached as **Exhibit F** and are representative of the format and content of each of the Site-Specific Guidelines. Each of the Site-Specific Guidelines sets forth the relevant Focus Areas for that region and the selection standards within each of the Focus Areas for that site. For example, the California guidelines set forth the following standards for grants in that region related to the "Environment" Focus Area:

> "We invest in programs that educate and engage communities about the importance of taking action to reduce their impacts on the environment and climate change. The programs supported should exhibit each of the following three aspects: Awareness, Education and Action and seek to: 1) provide awareness of specific environmental concerns for program participants; 2) provide educational opportunities for program participants to understand what can be done to address the specific environmental concerns; and 3) require measureable action on the part of program participants. Of particular interest are programs that target underserved populations or educators who work with underserved populations in one of these three areas: [Water, Urban Community Health and Environmental Education]."

The California guidelines for the "Environment" Focus Area then detail requirements for each of three sub-focus areas (Water, Urban Community Health and Environmental Education). With respect to Water, for example, the California guidelines state that Boeing supports programs that support "the development and implementation of water conservation and rainwater capture systems—this includes consumer education efforts on how to reduce water consumption and implement new technologies in their households....[or] efforts that protect our coastal and inland waterways and the surrounding habitats through community education with specific attention paid to the connection to water conservation and clean water efforts."

b. The Company's "rationale, if any, for such contributions"

The Corporate Citizenship Website sets forth both the general rationale for the Company's charitable giving as well as separate rationales for contributions across the Focus Areas and the Boeing Community Sites. First, the Report states the rationale for Boeing's charitable giving program as a whole:

> "We believe that companies like ours play a significant role in the world beyond our performance as a corporation. As a stakeholder in the success of our communities, we lead responsibly to help address challenges that are bigger than any one company's interests. Our contributions and efforts are focused on making a significant difference in the lives of people around the world–now and for generations to come." (See page 2 of the Report).

Second, the Report sets forth a separate rationale for grants within each of the Focus Areas. For example, with respect to the "Arts and Culture" Focus Area, the Report states the following: "Imagination plus discipline equals innovation. It's an equation that every artist applies. We believe that experiencing the arts can help tomorrow's leaders build creative mindsets—an advantage that a complex, uncertain future will demand" (See page 25 of the Report). Finally, the "The Boeing Company Focus Area Objectives" page of the Corporate Citizenship Website, a copy of which (including the linked documents) is attached as **Exhibit G**, provides the rationale for supporting organizations in each of the Focus Areas. For example, Boeing's rationale for supporting early learning education programs is: "If we advance the cognitive, social, emotional and physical capacities of children from birth through age five by providing professional educational tools/resources to their earliest teachers and educating parents and caregivers, then children will engage in lifelong learning and succeed in school and in life."

c. The "intended purpose for each of the charitable contributions"

The Corporate Citizenship Website also makes clear the intended purpose for the Company's charitable contributions—again, both as a general matter and with respect to both specific Focus Areas and specific Boeing Community Sites. For example, the "The Boeing Company Focus Area Objectives" page of the Corporate Citizenship Website provides information on the intended purpose for charitable contributions in each of the Focus Areas. More specifically, the intended purpose of contributions related to primary and secondary education (part of the "Education" Focus Area) is to "[e]nsure that all students develop 21st century skills and gain STEM knowledge and experiences to be successful in life[,] [s]trengthen key components of the educational system to establish learning environments where students can apply the knowledge they gain in real and relevant ways [and] support school and teacher leadership development and inquiry-based, hands on programs or curricula that align to rigorous academic standards." Similar statements regarding the intended purpose of the Company's contributions in each of the Focus Areas and at the Boeing Community Sites are made throughout the Corporate Citizenship Website.

d. The "benefits to others of the Company's charitable works"

Each section of the Report describes some of the benefits to others from Boeing's charitable contributions. For example, with respect to its military and veterans initiatives, Boeing "creates opportunities and invests in partnerships that provide pathways to build better lives for [military veterans], their families and their communities]" (See page 17 of the Report). In addition, the "The Boeing Company Focus Area Objectives" page of the Corporate Citizenship Website describes the specific benefits to others that arise from Boeing's charitable contributions in each of the Focus Areas. For example, the benefits to others of Boeing's charitable contributions relating to primary and secondary education include:

- "Improvements in teacher competency over time; especially integrating and facilitating inquiry-based learning in curricula, where appropriate;"
- "Improvements in student outcomes, including academic performance, demonstration of 21st century skills, and/or interest levels in STEM subjects or fields;" and
- "Improvements in school leader performance over time; especially integrating inquiry-based learning into the school environment."

III. Analysis

The Staff has consistently concurred with the exclusion under Rule 14a-8(i)(10) of shareholder proposals that, like the Proposal, request a report containing information that the company has already publicly disclosed. In *PG&E Corporation* (Mar. 10, 2010), the Staff concurred in the exclusion of a proposal very similar to the Proposal on the grounds that the company already had website disclosure addressing the various elements of the proposal. Like the Proposal, the proposal in *PG&E Corporation* sought a semiannual report disclosing, among other things, standards for choosing which organizations receive charitable contributions, as well as the rationale, purpose, and benefits of those contributions.[2] While the issuer in *PG&E Corporation*, like Boeing, updates its charitable contributions on an annual basis, the Staff concluded that existing website disclosure constituted substantial implementation of the proposal even though the proposal sought a semiannual report.

Among the other instances in which the Staff addressed proposals requesting corporate disclosures are the following:

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[2] The PG&E proposal stated: "That the shareholders request PG&E provide a semiannual report to the shareholders and the public, omitting proprietary information and at reasonable cost, disclosing: the PG&E standards for choosing which organizations receive the Company's assets in the form of charitable contributions; business rationale and purpose for each of the charitable contributions; personnel who participated the making the decisions to contribute; the benefits to the Company and beneficiaries produced by Company contributions; procedures for ways shareholders to participate in the decision process; and a follow-up confirming that the organization actually used the contributions for the purpose stated."

- *McDonalds Corporation* (Mar. 26, 2014), in which the Staff concurred in the exclusion of a proposal requesting a report articulating directors' duties with respect to sustainability and corporate responsibility issues, where the company published a report describing the duties of the board and management with respect to such matters.
- *Dow Chemical Company* (Mar. 25, 2014), in which the Staff concurred in the exclusion of a proposal requesting a report related to potential impacts that the legacy of the Bhopal disaster may reasonably have on the company's Indian and global business opportunities, where the company's letter set forth examples of relevant website disclosures.
- *Target Corporation* (Mar. 26, 2013), in which the Staff concurred in the exclusion of a proposal requesting that the board study the feasibility of adopting a policy prohibiting the use of treasury funds for direct and indirect political contributions, where the company referenced public statements addressing company reviews of the use of company funds for political purposes.
- *TECO Energy, Inc.* (Feb. 21, 2013), in which the Staff concurred in the exclusion of a proposal requesting a report on the environmental and public health effects of mountaintop removal operations as well as feasible mitigating measures, where the company supplemented its sustainability report with a two-page report and four-page table addressing the topic.

As with the companies in the above-discussed matters, the Company has already disclosed on its corporate website the information sought by the Proposal. As a result, the Company has substantially implemented the Proposal, and the Proposal may be excluded from the Proxy Materials in reliance on Rule 14a-8(i)(10).

IV. Conclusion

As set forth above, the Company already discloses on its website all of the information that is requested in the Proposal. Consequently, like the proposal in *PG&E Corporation* and the other related proposals, the Proposal should be excludable pursuant to rule 14a-8(i)(10), and the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Proxy Materials.

* * *

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at (312) 544-2802 or michael.f.lohr@boeing.com.

Very truly yours,



Michael F. Lohr
Corporate Secretary

Enclosures

cc: David Almasi

Exhibit A

The Proposal and Related Correspondence

November 13, 2014

Mr. Michael F. Lohr
Office of the Corporate Secretary
The Boeing Company
100 North Riverside Plaza
MC 5003-1001
Chicago, Illinois 60606-1596

Dear Mr. Lohr,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Boeing Company (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I have owned Boeing Company stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to David Almasi, *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David Almasi

Enclosure: Shareholder Proposal

Charitable Giving Transparency

Whereas, the Company's charitable contributions, properly managed, are likely to enhance the reputation of our company;

Whereas, increased disclosure regarding appropriate charitable contributions is likely to create goodwill for our Company;

Whereas, making the benefits of our Company's philanthropic programs broadly known is likely to promote the Company's interests;

Whereas, transparency and corresponding feedback from shareholders, the philanthropic community and others could be useful in guiding our Company's future philanthropic decisionmaking;

Resolved: The Proponent requests that the Board of Directors consider issuing a semiannual report on the Company website, omitting proprietary information and at reasonable cost, disclosing: the Company's standards for choosing which organizations receive the Company's assets in the form of charitable contributions, the rationale, if any, for such contributions, the intended purpose of each of the charitable contributions and, if appropriate, the benefits to others of the Company's charitable works.

Supporting Statement

Absent a system of accountability and transparency, some charitable contributions may be handled unwisely, potentially harming the Company's reputation and shareholder value. Current disclosure is insufficient to allow the Company's Board and shareholders to evaluate the use of corporate assets by outside organizations, especially for controversial causes.

While the Company's work with the Tennessee Valley Corridor's innovative NEW-STEM would likely be applauded by many and seem non-controversial, anti-war activist groups such as Code Pink might disagree. Likewise, contributions to the Clinton Foundation may be seen as controversial, since the United States is deeply divided politically.

Fuller disclosure would provide enhanced feedback opportunities from which our Company could make more fruitful decisions. Decisions regarding corporate philanthropy should be transparent to better serve the interests of the shareholders.

November 17, 2014

Mr. Michael F. Lohr
Office of the Corporate Secretary
The Boeing Company
100 North Riverside Plaza
MC 5003-1001
Chicago, Illinois 60606-1596

Dear Mr. Lohr,

Enclosed please find a Proof of Ownership letter from Benjamin F. Edwards & Co. in connection with the shareholder proposal that I submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations on November 13, 2014.

As I previously stated, and confirmed in the enclosed letter, I have owned Boeing stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2015 annual meeting.

Copies of correspondence or a request for a "no-action" letter should be forwarded to David Almasi. *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David Almasi

Enclosure: Proof of Ownership



BENJAMIN F. EDWARDS & CO.
INVESTMENTS for GENERATIONS

400 South County Farm Road
Suite 140
Wheaton, Illinois 60187
Telephone 630-871-2673
Toll Free 877-692-8076
Facsimile 630-871-2649
benjaminfedwards.com
Member of SIPC Member of FINRA

November 17, 2014

Mr. Michael F. Lohr
Office of the Corporate Secretary
The Boeing Company
100 North Riverside Plaza
MC 5003-1001
Chicago, IL 60606-1595

Dear Mr. Lohr,

Benjamin F. Edwards & Co. holds 43 shares of Boeing Company (the "Company") common stock beneficially for David Almasi, the proponent of the shareholder proposal submitted to Boeing on November 13, 2014 in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by David Almasi for more than one year prior to the submission of his resolution. The shares have been continuously held since they were purchased on various dates in 2011. Benjamin F. Edwards continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call at 877-692-8076.

Sincerely,

David W. Hanson, CFP®
Managing Director – Investments
Benjamin F. Edwards & Co.

cc: David Almasi, Alexandria, Virginia

Exhibit B

The Deficiency Notice



The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596

November 21, 2014

OVERNIGHT COURIER

Mr. David Almasi

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notice of Defect - Shareholder Proposal

Dear Mr. Almasi:

The Boeing Company ("we" or the "Company") received your shareholder proposal for inclusion in The Boeing Company's proxy materials for the 2015 Annual Meeting of Shareholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Boeing's common stock for at least one year as of the date the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. The purpose of this letter is to notify you that the letter that we received on November 17, 2014 from Benjamin F. Edwards & Co. (the "November 17 letter") is not sufficient proof of your ownership as required by Proxy Rule 14a-8(b).

Our search of the database of our registered shareholders shows that you are not the "record" owner of Boeing common stock. Proxy Rule 14a-8(b)(2) requires that you, as a non-record shareholder or "beneficial holder," demonstrate your eligibility to submit a shareholder proposal by submitting to us a written statement from the "record" holder verifying that you have continuously held the requisite number of securities for at least one year prior to the time the proposal was submitted. On October 18, 2011, the Division of Corporation Finance of the Securities and Exchange Commission issued Staff Legal Bulletin No. 14F (the "Bulletin"). According to the Bulletin, for purposes of Rule 14a-8(b)(2)(i), only Depository Trust Company ("DTC") participants, as defined in the Bulletin, should be viewed as "record" holders of securities that are deposited with DTC. Based on the November 17 letter, the broker responsible for demonstrating your ownership is not a DTC participant. In particular, we note that "Benjamin F. Edwards & Co." is not set forth on DTC's list of participants.[1] You will need to obtain proof of ownership from the DTC participant through which your shares are held verifying that, as of the date your proposal was submitted, you continuously held the requisite number of shares of Boeing common stock for at least one year. You should be able to find out who this DTC participant is by asking your broker. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be the DTC participant. If the DTC participant knows your broker's holdings, but does not know your holdings, you can satisfy paragraph Proxy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, as of the date your proposal

[1] http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf

was submitted, the required amount of securities was continuously held for at least one year—one from your broker confirming your ownership and the other from the DTC participant confirming your broker's ownership.

Please respond with the appropriate ownership verification, as per the guidance set forth in the Bulletin. We have enclosed a copy of the Bulletin, as well as a copy of Proxy Rule 14a-8, with this letter. Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,



Gregory C. Vogelsperger

Enclosures



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Pages 27 through 31 redacted for the following reasons:

Exhibit C

The Proponent's Response to the Deficiency Notice

Via FedEx

December 5, 2014

Gregory Vogelsperger
The Boeing Company
100 North Riverside Plaza
Chicago, Illinois 60606-1596

Dear Mr. Vogelsperger,

Enclosed please find the ownership documentation for the shareholder proposal I submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations on November 13, 2014.

This is in reply to your letter dated November 21, 2014. Please note that your letter arrived at my residence on November 24, 2014. I have included the FedEx tracking receipt as proof of that arrival time.

As I previously stated, and confirmed in the enclosed packet, I have owned Boeing stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2015 annual meeting.

Copies of correspondence or a request for a "no-action" letter should be forwarded to David Almasi. *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David Almasi

Enclosure: Proof of Ownership

Subject: RE: Almasi Boeing request - Pershing's response
Date: Friday, December 5, 2014 9:30 AM
From: Susan Hedman <sue.hedman@benjaminedwards.com>
To: David Almasi <dalmasi@nationalcenter.org>

Hi David,

Here's the response from Pershing:

The opinion of Pershing is that the account owner should submit the trade confirmations as well as the account statements that cover the intervening period along with the cover letter from B.F. Edwards. The totality of that information will in fact prove-up his claim.

Hope this helps.

Have a good weekend!
Sue

From: David Almasi [mailto:dalmasi@nationalcenter.org]
Sent: Monday, December 01, 2014 12:20 PM
To: Susan Hedman
Subject: Almasi Boeing request

In case this helps anyone, here is the Boeing challenge to my ownership of their shares.



BENJAMIN F. EDWARDS & CO.
INVESTMENTS for GENERATIONS

400 S. County Farm Road
Suite 140
Wheaton, IL 60187
(630) 871-2673 – Phone
(630) 871-2649 – Fax
Member of SIPC – member of FINRA

Fax Cover Sheet

From: Susan L. Hedman

Date: 12-5-14

To: David Almasi

Fax: 202-543-5975

Number of Pages (including cover): 10

Regarding: Per your request

Trade confirmations and updated letter

This facsimile transmission contains information that is confidential and/or privileged. This information is intended for use only by the addressee(s) indicated above. If you are not the intended recipient, please be advised that any disclosure, copying, distribution, or use of the contents of this information is strictly prohibited, and that any misdirected or improperly received information must be returned to this company immediately. We appreciate your cooperation in phoning or faxing us if you have received this material in error.



BENJAMIN F. EDWARDS & CO.
INVESTMENTS for GENERATIONS

400 South County Farm Road
Suite [illegible]
Wheaton, Illinois 60187
Telephone 630-871-2673
Toll Free 877-692-8076
Facsimile 630-871-2649
benjaminfedwards.com
Member of SIPC Member of FINRA

December 5, 2014

Mr. Michael F. Lohr
Office of the Corporate Secretary
The Boeing Company
100 North Riverside Plaza
MC 5003-1001
Chicago, IL 60606-1595

Dear Mr. Lohr,

Benjamin F. Edwards & Co. holds 43 shares of Boeing Company (the "Company") common stock beneficially for Alice & David Almasi, the proponent of the shareholder proposal submitted to Boeing on November 13, 2014 in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by Alice & David Almasi for more than one year prior to the submission of his resolution. The shares have been continuously held since they were purchased on the various dates in 2011. Benjamin F. Edwards continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call at 877-692-8076.

Sincerely,

David W. Hanson, CFP®
Managing Director – Investments
Benjamin F. Edwards & Co.

cc: David Almasi, Alexandria, Virginia

Pages 38 through 45 redacted for the following reasons:

*** FISMA & OMB Memorandum M-07-16 ***



BENJAMIN F. EDWARDS & CO.
INVESTMENTS for GENERATIONS

400 S. County Farm Road
Suite 140
Wheaton, IL 60187
(630) 871-2678 – Phone
(630) 871-2649 – Fax
Member of SIPC – member of FINRA

Fax Cover Sheet

From: Susan L. Hedman

Date: 12-5-14

To: David Almasi

Fax: 202-543-5975

Number of Pages (including cover): 25

Regarding: Per your request:



June & July 2011 Stmts

This facsimile transmission contains information that is confidential and/or privileged. This information is intended for use only by the addressee(s) indicated above. If you are not the intended recipient, please be advised that any disclosure, copying, distribution, or use of the contents of this information is strictly prohibited, and that any misdirected or improperly received information must be returned to this company immediately. We appreciate your cooperation in phoning or faxing us if you have received this material in error.

Pages 47 through 69 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***



BENJAMIN F. EDWARDS & CO.
INVESTMENTS for GENERATIONS

400 S. County Farm Road
Suite 140
Wheaton, IL 60187
(630) 871-2678 – Phone
(630) 871-2649 – Fax
Member of *SIPC* – member of *FINRA*

Fax Cover Sheet

From: Susan L. Hedman

Date: 12-5-14

To: David Almasi

Fax: 202-543-5975

Number of Pages (including cover): 23

Regarding: Per your request

August 2011 + Nov 2014
Stmts

This facsimile transmission contains information that is confidential and/or privileged. This information is intended for use only by the addressee(s) indicated above. If you are not the intended recipient, please be advised that any disclosure, copying, distribution, or use of the contents of this information is strictly prohibited, and that any misdirected or improperly received information must be returned to this company immediately. We appreciate your cooperation in phoning or faxing us if you have received this material in error.

Pages 71 through 92 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

DATE: 12/8/14 PAGES 3 (Including cover)

ATTN: GREGORY C VOGELSPERGER

COMPANY: BOEING

FAX NUMBER: 312-544-2829

FROM: DAVID ALMASI

MESSAGE:

501 Capitol Court NE Washington DC 20002
(202) 543-4110 | Fax (202) 543-5975
info@nationalcenter.org

Via Facsimile: 312-544-2829

December 8, 2014

Gregory Vogelsperger
The Boeing Company
100 North Riverside Plaza
Chicago, Illinois 60606-1596

Dear Mr. Vogelsperger,

Enclosed please find the ownership documentation for the shareholder proposal I submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations on November 13, 2014.

You should have received a FedEx envelope with some ownership materials from me earlier today (this packet was also emailed last Friday to shareholder services at Boeing). The enclosed letter from the Depository Trust Company (DTC) participant should be added to the packet and fulfills all of my requirements under Rule 14a-(8)(b)(2).

Copies of correspondence or a request for a "no-action" letter should be forwarded to David Almasi, *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David Almasi

Enclosure: Proof of Ownership "DTC" Letter

Pershing

One Pershing Plaza
Jersey City, New Jersey 07399
pershing.com

December 8, 2014

Sandy Dye
Benjamin F. Edwards & Company
One North Brentwood Blvd
St. Louis, MO 63105

Re: Confirmation of Ownership for Account *** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Dye:

Pershing LLC (Pershing), a BNY Mellon company, provides clearing and related services for your financial organization, Benjamin F. Edwards & Company.

Pershing LLC herby confirms that account for the benefit of Alice Almasi and David Almasi Jt Ten, *** FISMA & OMB Memorandum M-07-16 *** introduced to Pershing by Benjamin F. Edwards & Company holds 43.2708 shares of cusip 097023105/Boeing Co Com stock as of today December 8, 2014.

Susan M. Jahntz
Vice President
Global Customer Accounts
Pershing LLC


BNY MELLON

Exhibit D

2013 Corporate Citizenship Report



The Boeing Company
2013 Corporate Citizenship Report

Build Better Communities Worldwide



Corporate citizenship speaks to everything we do — from our products and services to our business practices and community engagement. Boeing and its employees contribute to sustainable growth and systemic impact for communities and their people worldwide.

This report is available online at boeing.com/community


BOEING
BOEING
BOEING
volunteer
BOEING
volunteer

Contents

Cover photo/photo above: Boeing photo

Leadership Message

We believe that companies like ours play a significant role in the world beyond our performance as a corporation. As a stakeholder in the success of our communities, we lead responsibly to help address challenges that are bigger than any one company's interests. Our contributions and efforts are focused on making a significant difference in the lives of people around the world—now and for generations to come.



Boeing helps enhance lives and communities worldwide, investing more than $176 million in 2013, as well as thousands of volunteer hours, where we live and work.


38%
24%
38%

	$ in millions
Employee	42.7
Charitable	67.0
Business	66.6
Total	176.3

ONE BOEING ALIGNMENT


PRODUCTS & SERVICES
COMMUNITY ENGAGEMENT
BUSINESS PRACTICES

Left to right:

Tony Parasida
Senior Vice President, Human Resources and Administration

Jim McNerney
Chairman and Chief Executive Officer

Lianne Stein
Vice President, Global Corporate Citizenship

We are a company with a proud history and culture of innovation. Whether in our products and services or in the principles that guide our business practices, we believe that one of our greatest innovations is the ability to make positive, lasting contributions to our global communities.

Motivated from the beginning to build something better, we have remained at the forefront of innovation, with ideas that have changed the world in ways we could never have imagined when Boeing was founded. From enabling the introduction of international air travel or launching the first satellites, to playing a role in the next generation of space exploration, or supporting research into sustainable aviation biofuel and developing hydrogen-powered aircraft, we continue to set new and higher standards.

These standards extend beyond our products to both our business practices and our partners. We continuously re-examine our capabilities and processes to ensure that our company is as strong as our history. This means ensuring that we provide affordable systems and services, create a safe workplace where health and well-being are priorities, and expect responsible business practices and ethical standards from Boeing employees and partners.

Guided by our values, driven by the highest ideals of integrity, innovation and value, and comprising more than 168,000 people across the United States and in more than 65 countries, we recognize the tremendous opportunity — and responsibility — we have to make a positive impact on our world.

In 2013, Boeing, along with its employees, retirees and charitable trust, invested $176 million in building better communities worldwide.

With a focus on providing individuals and communities with the tools and resources of lasting success, our efforts focused on education, the environment, health and human services, arts and culture, and civic engagement. We empower communities to grow plants that can be used to make sustainable aviation biofuel and strengthen their local economies, volunteer our skills for process improvements that can heighten the impact of nonprofits, partner with customers and nonprofits to airlift humanitarian aid, help veterans translate their military skills into business competencies, and inspire students to turn their dreams into reality.

We strive to lead responsibly and help our communities — and our neighbors around the globe — address the challenges of today and create a better tomorrow.

Elasha Colby represented the students of Aberdeen (Md.) High School when the National Math and Science Initiative (NMSI) named it "School of the Year." Photo: National Math and Science Initiative

52 SCHOOLS IN THE PROGRAM SAW A

67%

INCREASE

IN PASSING MATH, SCIENCE AND ENGLISH AP SCORES



Click here for video: Boeing and NMSI Boost Student AP Scores

Education



Boeing works toward a future when all students will have access to learning so they can develop their skills, do what they dream and build something better.

Working with community, business and private sector partners, Boeing supports education programs designed to develop a globally competitive workforce and strong communities. By investing our time and resources into strengthening school leadership, and programs that foster knowledge and 21st century skills, we are giving students the foundation they need to be successful leaders and innovators.

Boeing supports leadership development programs through New Leaders, a national nonprofit that develops transformational school leaders, and is driving academic excellence and preparation for students across the United States for success in college, careers and citizenship. Four educators and school leaders currently training and working at Lindblom Math and Science Academy in Chicago's West Englewood neighborhood are finding the experience invaluable.

"I want to help create a community of change that prepares students for work and life," said Molly Myers, a Lindblom social studies teacher. "For me, an essential part of becoming that leader is participating in this program where I am gaining hands-on learning to further my skills and better enrich the lives of the children I teach."

Boeing's relationship with New Leaders began in 2002, and focuses on strengthening the skills of talented educators and school leaders to drive systemic change for a positive effect on students' lives.

Strengthening student achievement in math, science and literacy is only part of why Boeing invests in education programs like the National Math and Science Initiative (NMSI) Advanced Placement Training and Incentive Program (APTIP) through its Program for Military Families. In 2011, Boeing partnered with NMSI to make AP courses, tests, teacher training and certification available in public high schools serving a high percentage of military families — schools like Fairborn High School in Ohio near Wright-Patterson Air Force Base.

"Graduation requirements are different with every school," explains senior Brittney Daugherty, who moved three times during her high school career due to her father's military service, "and because the schools that I've gone to are in different states, it's really nice the AP classes will stay the same."

Boeing supported the program and its expansion in three other schools in Maryland, Oklahoma and Virginia. Just one year into the program, Aberdeen High

SINCE 2008
BOEING HAS SUPPORTED ALMOST

850

FIRST TEAMS
WITH FUNDING AND
ACTIVE PARTICIPATION FROM
EMPLOYEE
VOLUNTEERS



Click here for video: Future Innovators Experience FIRST Robotics


949 NEWPORT HIGH SCHOOL
BELLEVUE WA

Designed to inspire the next generation of engineers, the FIRST Robotics Competition matches Boeing employee mentors with student teams as they design, build and test robots before competing against students from around the world. Providing a lesson in "real-world engineering," Boeing mentor Larry Ostrom works with students from Bellevue, Wash., as they make final adjustments to their robot. Photo: Rich Rau

Bringing together engineers and parents to address the STEM achievement gap, Iridescent Learning uses cutting-edge technology to tell engaging stories that illustrate basic science concepts to students. Photo: Maria Passaseo



School in Maryland was named NMSI's "School of the Year" for its 2012-2013 achievements, which included a dramatic 137 percent increase in the number of students who passed rigorous AP math, science and English exams.

Through Boeing's partnership with For Inspiration and Recognition of Science and Technology (FIRST), our employees serve as mentors and prepare students for the future by instilling an appreciation for science, engineering and technology while fostering collaboration, problem solving, creativity and effective communication skills. Each year, during an intense six-week period, Boeing mentors help more than 200 student teams design, build and test robots to compete in regional events.

"This has been one of the biggest events I've ever been to," said Kristi Gable, a student from Newport High School in Bellevue, Wash. "It was a lot of fun to be able to see someone that's working on stuff that we could be potentially doing in the future."

Boeing's work to ensure that all students have access to learning so they can do what they dream and build something better is global.

Extending our work with FIRST in the United States, Boeing collaborated with Beijing Youth Foundation and Beijing Student Activity Center to introduce the FIRST Tech Challenge in China. Students in grades 7 to 12 gain real-world engineering experience working with robots, as they develop important leadership attributes such as teamwork, communications and professionalism. The winning team received the opportunity to compete against students from around the world in the FIRST Championship in St. Louis, Missouri.

From one first to another, Boeing supported a science, technology, engineering and math (STEM) Newton aviation camp for students in Norway and a state-of-the-art science room in Denmark through the Northern European nonprofit FIRST Scandinavia. Based on the Newton approach, a multidisciplinary education concept emphasizing natural sciences, technology and design, these projects delivered development tools to teachers to improve science education and created Newton rooms for students to conduct hands-on experiments involving robots.

In Southeast Asia, joining with Malaysia's Ministry of Education and Ministry of Science, Technology and Innovation, Boeing sponsored a first-of-its-kind event in the country to inspire young people to pursue STEM and advanced manufacturing careers. As part of Malaysia Aerospace Education Day in Kuala Lumpur, 200 high school students had the opportunity to sit in the cockpit of an F/A-18 simulator and observe the inner workings of a wind tunnel.

Through hands-on experiential learning, mentoring and partnerships around the world, Boeing seeks to inspire students and prepare them for the 21st century workforce.



In Mesa, Ariz., Engineering is Elementary (EiE) enables Mesa Public Schools teachers and students to develop a greater understanding of engineering through fun and interactive curricula. Last year, more than 30 Boeing engineers visited classrooms to emphasize the importance of studying math and science to support the EiE program, which has reached more than 4,000 students and 106 teachers.
Photo: Korin Forbes/Mesa Public Schools

MORE THAN
50%
OF BOEING'S
COMMUNITY INVESTMENTS
SUPPORT
EDUCATIONAL PROGRAMS
AROUND THE WORLD



Collaborating in the United States with public and private partners, Boeing is a founding member of the Midwest Aviation Sustainable Biofuels Initiative (MASBI), which advances aviation biofuel development in the Midwest. By driving innovation in emerging clean technologies, MASBI promotes the development of biofuels as well as the long-term economic potential of the region. Photo: iStockphoto.com/Quirex



Environment

When we consider humanity's effects on nature, we see opportunities, not obligations. As a business and citizen of the global community, we are innovating with fresh approaches toward building a better planet.

Boeing has a history of achieving the impossible through the confidence to lead, the courage to innovate and the ingenuity to transform what could be into reality. With our employees, we leverage that history to build a better future worldwide. And as a committed, responsible environmental leader focused on healthy global growth, we collaborate with research institutions, customers, universities and governments to solve problems and educate our communities about the importance of environmental protection and preservation.

The Roundtable on Sustainable Biomaterials (RSB), an international, multi-stakeholder initiative dedicated to effective, responsible biomaterials production and processing, is one of our partners. Through this collaboration, Boeing is helping Southeast Asian farmers grow plants that can be used to make sustainable aviation biofuel.

"We are working with partners from across Southeast Asia to identify how we can join together to help small farmers improve their production and income," says Rolf Hogan, executive secretary of the RSB. "Certifying small farmers is the surest way to ensure sustainable biofuels that not only reduce carbon emissions, but also improve the livelihoods of rural communities."

These farms, typically small and family-owned, provide a living for 2 billion people in Southeast Asia. Often, however, the farmers lack the resources that would make it possible to expand their operations. Working with the RSB and other partners, Boeing last year funded a workshop in Kuala Lumpur, Malaysia, called "Sustainable Biomaterials for Better Livelihoods." During the event, more than 60 participants from 15 countries discussed ways to enable these farmers to add or expand production of biofuel crops.

From the farms of Southeast Asia to the fields and boardrooms of Brazil, Boeing continues to support the long-term development of aviation biofuel. Boeing, along with GOL Airlines, the Brazilian government, several research institutions and other players, recently signed the Brazil Biojetfuel Platform, a plan to create a sustainable Brazilian aviation biofuel supply chain. Boeing further aided that effort by supporting Brazil's first-ever biofuel flight, a Sao Paolo-to-Brasilia run in a GOL Next-Generation 737-800 powered in part by fuel made from waste cooking oil.



Boeing collaborates with the Roundtable on Sustainable Biomaterials and other organizations to help small farmers in Southeast Asia grow plants for sustainable biofuel production while improving their productivity and incomes. Photo: Roundtable on Sustainable Biomaterials


GLOBALLY
AN ESTIMATED
500
MILLION
SMALLHOLDER FARMS
SUPPORT
THE LIVELIHOODS OF
2 BILLION
PEOPLE

From Arizona to South Carolina, the United Kingdom to Japan, Boeing volunteers serve as advocates for environmental awareness and positive change. Photo: Chris Jue



But Boeing's efforts to improve environmental performance extend well beyond biofuel.

Boeing and the nonprofit Engineers Without Borders-USA (EWB-USA) have worked together since 2009 to help solve critical community problems and create a better world. Driven by a passion to improve the quality of life worldwide, EWB-USA student and professional members implement deep-rooted engineering solutions, while creating transformative experiences and responsible leaders.

"The opportunity to apply what I have learned in the classroom to real-world engineering projects has given me a broader global perspective and valuable opportunity to use my education to improve others' quality of life." Says Jessie Spruill, an EWB Georgia Institute of Technology (EWB Georgia Tech) student chapter member. "Beyond using my technical knowledge to better the lives of others, participating in projects through Engineers Without Borders also develops me as a leader and global citizen."

Through a project partially funded by Boeing, the EWB-USA Georgia Tech student chapter is providing access to clean water for 700 people in Oloo, Uganda. The project is a starting point for these future engineers, who hope to design a solar-powered irrigation system and develop a vocational school that will teach sustainable farming techniques.

Boeing's strength is its people. They are passionate about challenging themselves and conventional ideas in the pursuit of pioneering solutions to complex problems. United by a deep sense of environmental stewardship, we draw on that strength to build better communities worldwide and effect positive change across the globe.

Additional information highlighting how Boeing is working to build a better planet, improve the environmental performance of our products, and create the next generation of technologies appears in our Environment Report, at www.boeing.com/environment.



IN 2013
BOEING SUPPORTED
MORE THAN
40
EWB-USA STUDENT
PROJECTS

The EWB Georgia Tech Uganda project works in partnership with the people of Oloo, Uganda, to build sustainable water supply systems. The experience enables American students to lead real-world projects and develop into responsible future leaders. In 2013, Boeing awarded 67 grants to 54 EWB-USA professional and student chapters, with positive impacts on more than 265,000 lives. Photo: Engineers Without Borders Georgia Tech



Working with The Mission Continues, Frank Parrado served his Boeing-sponsored fellowship at Veterans Ocean Adventures in Miami. The Mission Continues empowers veterans to apply their legacy of action and service within their communities. Photo: Dale Rainville

BOEING AND **ITS EMPLOYEES** DONATED MORE THAN

$16.4

MILLION

TO MILITARY AND VETERAN-SPECIFIC **PROGRAMS OR ORGANIZATIONS**

IN 2013

Military and Veterans

Recognizing the unique value of service members, veterans and military families, Boeing creates opportunities and invests in partnerships that provide pathways to build better lives for them, their families and their communities.

Leadership. Management. Teamwork. Accountability. Responsibility. These are some of the skills military veterans develop during their service. But as they return home and seek to put those skills to work, some face obstacles to employment that can seem insurmountable.

Today, Boeing employs more than 23,000 veterans and reservists who have entered the private sector and stands by to assist, by collaborating with organizations like The Mission Continues.

"The idea behind The Mission Continues is to create an opportunity for veterans to serve in their community. By doing so, veterans rebuild their sense of purpose while at the same time making their community stronger," says Eric Greitens, founder and CEO of The Mission Continues, and a former Navy SEAL.

Through The Mission Continues, veterans can serve their country in new ways through innovative, action-oriented programs. One Boeing-supported effort awards six-month community service fellowships to post-9/11 veterans. This program encourages veterans to channel their strengths, skills and compassion toward educational, environmental or social issues in their communities by working with local nonprofit organizations.

For Boeing Fellow Kimberly McGraw, The Mission Continues has been a platform for teaching philanthropic values to students and increasing their school and community involvement. "I found a new home with The Mission Continues," she says. "And, to me, that is more than enough energy, support and love than one could ask for."

In the business sector, Boeing's partnership with American Corporate Partners (ACP) allows Boeing professionals to help returning veterans develop career paths and build professional contacts. Our employees offer mentoring, career counseling and networking opportunities, "giving back" while gaining a deeper understanding of issues that face the veteran community.

Now serving in the U.S. Army Judge Advocate General's Corps, Capt. Adam Mittman says he found ACP helpful in framing his decisions about re-entering civilian life. "The opportunity to meet regularly with someone who has been through the transition himself, and to learn from their experience, has been invaluable. Likewise, being able to leverage my mentor's network to learn from others in potential follow-on professions has helped clarify the direction I want to take in my next career."



Boeing supports American Corporate Partners, a nationwide program dedicated to helping veterans transition from the armed services to the civilian workforce. During yearlong mentorships, veterans interact with Boeing professionals to develop career paths and build professional networks. Photo: Charles Wanless

Click here for more information: Boeing Military Skills Translator Tool

Boeing Employees Veterans Association endeavors to ensure that our veterans' dedication and service are never forgotten, by staging year-round recognition, community engagement and networking events. Photo: Alex Cole


BOEING

His mentor is John Robinson, a retired U.S. Air Force officer and senior manager in Boeing Government Operations. Mr. Robinson views ACP as an opportunity to repay those who helped him during his personal transition, and a way to assist the next generation of U.S. service members as they separate or retire from the military. "It has been a wonderful experience, working with motivated and passionate leaders as they evolve from a life of service in uniform to a life of service to their communities in a civilian capacity," Capt. Mittman says.

Since 2011, Boeing has managed a military-careers transition website and a skills translator tool to help current and former service members transform their technical skills, experience, integrity and leadership acumen into career opportunities. One beneficiary is Jackie Sullivan, an Air Force Academy graduate who served for five years before becoming a facilities planner at Boeing in South Carolina. "My military service has been instrumental in gaining the training and experience necessary for my Boeing career," she says. "There are many similarities between facilities — machinery, processes, being able to understand the customer's perspective — that support military airfield operations and those that are required to support production of the 787."

The Boeing Employees Veterans Association (BEVA), an affinity group in which employees can motivate, mentor and coach one another, serves as a connection point for veterans and reservists throughout the company.

"What makes BEVA truly special is that it recognizes individuals who made a choice to be a part of something bigger," says Alex Cole, a retired Air Force officer and president of the Potomac Region BEVA chapter. "I am proud to be part of a group of Boeing employees that makes the extra effort to support veterans and veteran-related activities."

Click here for more information: Boeing Tribute to Service


BOEING EMPLOYS
MORE THAN
23,000
MILITARY
VETERANS

After serving in the U.S. Air Force, Jackie Sullivan used Boeing's online skills translator tool to help identify how her military experiences relate to the civilian world. She credits her military experiences with equipping her for her Boeing career as a facilities planner. Photo: Alan Marts


BOEING AND ITS
EMPLOYEES
HAVE DONATED
MORE THAN
$31
MILLION
TO RELIEF EFFORTS
WORLDWIDE
SINCE 2000

Supplies arrive on board a Boeing MV-22B Osprey during Operation Damayan, which provided relief in the aftermath of Typhoon Haiyan. Photo: U.S. Marine Corps by Caleb Eames

Humanitarian Relief

There is no greater privilege than helping those in need. In the face of natural disasters or humanitarian need, Boeing's people and products are often present to help communities around the world.

Human need drives action, and the sum of those actions demonstrates Boeing's long-standing commitment to the economic well-being of our global communities. Through rapid assistance or targeted support, and in partnerships with customers, relief organizations and other collaborators, Boeing and its employees provide essential resources, talent and support.

Last year, Boeing and its employees contributed $1.7 million to disaster recovery efforts around the world, while our products played a key role in providing humanitarian assistance.

Roaring through the Philippines, Typhoon Haiyan affected more than 14 million people. With the island nation's infrastructure in ruins, Boeing MV-22 Ospreys airlifted some of the first relief assets to reach the survivors. Deployed by the Marine Corps, the aircraft ferried lifesaving supplies and evacuated those most in need of medical treatment.

Meanwhile, through the Boeing Humanitarian Delivery Flights program, we worked with Philippine Airlines and the relief agency World Vision to coordinate a special flight of the airline's newly purchased Boeing 777-300ER. Boeing employees hand-loaded the plane with 40,000 pounds of temporary shelter materials, and the Boeing 777 team donated the extra fuel needed to fly the cargo from Everett, Wash., to the Philippines.

"Helping more than 650,000 victims of Typhoon Haiyan, we are deeply appreciative of Boeing and Philippine Airlines for enabling us to deliver these critical supplies to families who have endured so much," says Michael Williams, supply chain manager at World Vision.

The Humanitarian Delivery Flights program is a collaboration of Boeing, its airline customers, and domestic nonprofit and international NGOs to combine humanitarian aid with the delivery of new aircraft throughout the world.

In accepting its first 777-300ER delivery, Kenya Airways worked with Boeing to transport 10,400 pounds of agricultural equipment and medical supplies for the Alaska Sudan Medical Project (ASMP). A grass-roots charity, ASMP provides vital humanitarian aid to the people of the South Sudan by building medical clinics, drilling wells and developing local agriculture.

Working with our global network of customers, suppliers and community partners, Boeing is uniquely positioned to make a difference during disaster and humanitarian relief efforts and be a force for positive change.



At Boeing's Everett, Wash., Delivery Center, more than 10,000 pounds of humanitarian supplies go into the cargo hold of Kenya Airways' first 777-300ER. The cargo helped build clinics, drill water wells and develop agriculture in the South Sudan. Photo: Ed Turner



Click here for video: Boeing Volunteers Respond in Moore, Okla.


IN 2013
BOEING AND
ITS EMPLOYEES
CONTRIBUTED MORE THAN
$33
MILLION
TO HEALTH AND HUMAN
SERVICES PROGRAMS
IN 25 COUNTRIES

Since 2012, Boeing has supported a project known as "Saving Indigenous Plants — Seed Saving Partnership with Bangli Farmers" through the IDEP Selaras Alam Foundation. The foundation works with local farmers to educate and train them in renewable farming techniques for long-term sustainability. Photo: Bob Ferguson



Click here for video: Cultivating a Sustainable Future

Health and Human Services

Because we believe in the human and economic potential of our communities, Boeing supports programs that increase the ability of individuals and communities to succeed in a constantly evolving world.

By helping others achieve well-being and lead purposeful lives, Boeing increases the capacity of individuals and communities to succeed.

Working with the IDEP Selaras Alam Foundation in Bali, Boeing is helping to equip local farmers with the knowledge and tools they need to grow organic foods and improve their quality of life.

Known as "Saving Indigenous Plants — Seed Saving Partnership with Bangli Farmers," the project trains farmers to organically grow and preserve indigenous plant seeds sustainably. The foundation also assists the farmers in packaging, marketing and selling these seeds across Bali.

"I hope we Bangli farmers have sowed the seed of inspiration in fellow farmers near and far so others will consider organic farming to help protect our environment and livelihood," explains Ketut Suratna, a local farmer.

In other efforts worldwide, Boeing is cultivating the seeds of entrepreneurship in the leaders of tomorrow.

Inspiring business innovation among the youth of the Middle East and North Africa, Boeing and the nonprofit INJAZ Al-Arab have co-developed the Start Up Program to reduce unemployment. Piloted in Egypt and expanded to other parts of the Middle East, Start Up promotes regional employment and helps students launch and run their own businesses.

Building on that experience, Boeing has partnered with INJAZ El Djazair, the Algerian branch of INJAZ Al-Arab, in support of its Entrepreneurship Pipeline initiative, which aims to build and sustain an entrepreneurial environment throughout Algeria.

"By creating an environment where young people are encouraged to innovate — from grassroots business education in primary and secondary schools to hands-on business creation training — we have an opportunity to impact employment and job creation in Algeria," says Leen Abdel Jaber, executive director of INJAZ El Djazair.

In the U.S., Boeing employees in the greater Washington, D.C., area are working with D.C. Central Kitchen (DCCK) to combat hunger and create opportunity by employing at-risk adults who prepare nutritious products for an array of community partners. Since our partnership began in 2010, DCCK has provided almost 10 million healthy meals to low-income individuals while growing its social enterprise portfolio by 400 percent.

Around the world, Boeing is enabling individuals and communities to be positioned for long-term success by supporting programs that make systemic, lasting contributions.



In addition to reducing hunger and delivering balanced meals, Boeing and D.C. Central Kitchen are preparing unemployed adults to re-enter the workforce. With our support, DCCK's Campus Kitchens Project expanded its internship program and realized an 87 percent job placement rate in 2013. Photo: D.C. Central Kitchen


72%
OF BUSINESS LEADERS
SAY THAT
CREATIVITY
IS THE NUMBER ONE SKILL
THEY SEEK WHEN
HIRING*
Charleston
Development
Academy
PUBLIC CHARTER SCHOOL

Students from Charleston Development Academy in South Carolina stand before a mural they created during their Engaging Creative Minds activities. Photo: Engaging Creative Minds.

*Americans for the Arts, *Arts Educations Navigator: Facts and Figures* (2013), 05.

Arts and Culture

Imagination plus discipline equals innovation. It's an equation that every artist applies. We believe that experiencing the arts can help tomorrow's leaders build creative mindsets — an advantage that a complex, uncertain future will demand.

When we consider our many accomplishments — from designing and building the earliest biplanes to creating and supporting today's aerospace technologies — we see that innovation is driven by human creativity, curiosity and intellect.

Through the arts, we learn to communicate more effectively, to appreciate diverse ways of thinking, and to harness the power of design. These critical skills, combined with a solid foundation in math and the sciences, will help us answer the challenges of the 21st-century workplace.

Boeing's support for the arts and the humanities centers on efforts that encourage our global communities to participate in and encourage cultural experiences that can broaden their perspectives, cultivate their creativity and prepare them to resolve the complexities of tomorrow and beyond.

In South Carolina, working with a program called Engaging Creative Minds (ECM), Boeing is helping the arts and education communities collaborate. The goal: to inspire students with the drive to become imaginative, adaptable, productive adults. Working with 14 schools in the Charleston County School District, ECM reaches more than 4,000 students and produces cultural festivals for the entire community.

"A major goal of education is to help students think both critically and creatively as they engage the world around them," says Kevin Smith, principal of C.E. Williams Middle School for Creative and Scientific Arts in Charleston. "Incorporating the arts into learning helps to stimulate ideas and spark the creativity that lives within each child, which ultimately fosters world-class leaders and innovators."

Boeing's support for a program called Chicago Shakespeare in the Parks brings the playwright's imagery, intrigue and ingenuity to life for culturally underserved communities. The free performances, staged throughout the city, also boost local economies.

Our commitment to improving communities around the world can be seen in programs like Folklorama Teachings in Winnipeg, Manitoba. Folklorama enhances learning and advances professional development through hands-on, multicultural experiences that celebrate diversity.

Boeing functions at the forefront of innovation, and we are convinced that innovation flourishes when the sciences and the humanities meet. The arts are essential for strong communities — and successful companies.



Since 2012, Chicago Shakespeare in the Parks has been breaking down barriers between audience and performers in 18 community parks throughout the city at no cost to patrons. Photo: Chuck Osgood/ Chicago Shakespeare Theater



BOEING LEADERS
LEND KNOWLEDGE AND
SKILLS TO MORE THAN

500

NONPROFIT
ORGANIZATIONS
BY SERVING ON THEIR BOARDS

Boeing seeks not only to inspire character development, but also to celebrate it. "A Year in the Blue," a two-hour, Boeing-sponsored documentary, reflects on the lessons learned by Air Force cadets throughout a year at the Air Force Academy. Photo: U.S. Air Force photo by Mike Kaplan

Civic Engagement

When individuals actively work together to improve their communities, they develop into strong leaders with the knowledge, skills and appreciation to build a stronger society.

Boeing supports programs that bring individuals together to increase public understanding and engagement in the issues that affect our communities and our world. We believe in building strong communities and even stronger leaders through open dialog; a willingness to understand varied cultures, perspectives and issues; and the desire to empower others to bring about positive change.

At Boeing, leadership is about sharing knowledge and skills, as well as developing relationships centered on our core values. Nowhere is that approach better understood than at the U.S. service academies, where future officers undergo undergraduate education and leadership training.

Working with the United States Military Academy, the Naval Academy and the Air Force Academy, Boeing supports a variety of initiatives aimed at developing and preparing America's future military leaders.

Through involvement in major national conferences such as West Point's National Conference on Ethics in America, the Naval Academy's McCain Conference and the Air Force Academy's National Character and Leadership Symposium, all of which bring cadets, midshipmen and faculty together, we facilitate discussions of global issues.

Working year-round to support leadership development at the academies, Boeing participates in seminars, internship programs and competitions that not only enrich the educational experience, but also provide a foundation of knowledge, skills and appreciation on which to build a stronger society.

We also bring leadership development out of the work environment, through collaborations with nonprofit organizations. By serving on nonprofit boards, our employees and leaders share their time and skills to help amplify the effectiveness of these vital community partners.

Michael Kramer, director of international business support for Boeing's Shared Services Group, serves on the board of the North Lawndale Employment Network in Chicago, which provides workforce development opportunities for at-risk individuals.

"Taking the leadership and business skills I've developed in the workplace to support an organization with such a great mission is a privilege," says Kramer. "By advancing their mission, I'm able to change lives and improve our community."



By serving on nonprofit boards, Boeing employees have the opportunity to use and enhance their professional talents while supporting positive change to their communities. Photo: Boeing



Click here for video: Supporting Tomorrow's Leaders


HOMEBOY
HOMEBOY
HOMEGIRL
BOEING EMPLOYEES
CONTRIBUTED
$27.4
MILLION
THROUGH ECF IN
2013

In Southern California, our employees have a strong history of supporting Homeboy Industries and one of their six social enterprises, Homegirl Café, through the Employees Community Fund. Homeboy Industries serves high-risk, formerly gang-involved men and women with a continuum of free services and programs, and operates seven social enterprises that serve as job-training sites. Photo: Homeboy Industries

Employees Community Fund

For generations, our employees have demonstrated dedication to building better communities worldwide through Boeing's Employees Community Fund — one of the largest employee owned and managed funds of its kind in the world.

In 2013, the Employees Community Fund (ECF) of The Boeing Company enabled Boeing employees to invest more than $27 million in grants and partnership support to local nonprofit organizations.

As a registered nonprofit, ECF has been empowering employees to pool their tax-deductible donations for greater impact for more than 60 years. Recurring payroll deductions or one-time gifts are distributed locally across the United States through employee advisory boards. Boeing pays all administrative costs, so every employee dollar helps strengthen local communities.

In Southern California alone, ECF helps more than 350 nonprofit organizations every year. One of them is Homeboy Industries, the largest gang intervention, rehab and re-entry program in the United States. Based in downtown Los Angeles, it demonstrates how a community partnership with Boeing and its employees can succeed.

Boeing sponsors the Homeboy Solar Panel Installation Training and Certification Program, which prepares candidates for employment in a "green" industry. At the same time, through ECF our employees in Southern California support the Homegirl Café & Catering Training Program. One of Homeboy's six social enterprises, Homegirl Café enables young people to gain fundamental job skills in a supportive environment. Serving more than just breakfast and lunch, Homegirl Café empowers women to support themselves and their families while developing job skills as they work toward better lives.

"Boeing employees don't want to just go to work, earn a paycheck and go home," says Steve Goo, Boeing vice president of Aircraft Modernization Services and a Homeboy Industries board member. "They want to do something that matters, something lasting for their communities and neighbors."

In the state of Washington, Boeing ECF members supported Enduring Support, a USO Northwest capital campaign aimed at building a new USO lounge with amenities for traveling service members at Seattle-Tacoma International Airport.

"Knowing there is a comfortable, welcoming place to call home while service members or their spouses travel means a lot to them," says Don Leingang, USO Northwest executive director. "It's a great privilege to work with individuals like those with the Employees Community Fund of Boeing Puget Sound who recognize the sacrifices they make."



From left to right, Army Staff Sgt. Brandon Moffett and Bill Baker, manager of the USO Welcome Center at Seattle-Tacoma International Airport, meet with Rod Sigvartson, president of Boeing Employees Community Fund in Puget Sound, to discuss renovations that a grant from the employee-managed fund will help make possible. Photo: Jim Anderson



Click here for video: Boeing Support Helps Homeboy Industries Make a Difference


22 COUNTRIES
50 STATES
365
DAYS A YEAR
THOUSANDS
OF BOEING
VOLUNTEERS

Through skills-based volunteer efforts, Boeing employees used their Lean+ training and knowledge to pinpoint 36 opportunities for process improvement, helping the Seattle Aquarium's education program reduce the time it takes for visitors to register and for aquarium staff to process a request. Photo: Marian Lockhart

Volunteering

Every day, around the globe, thousands of Boeing volunteers come together to build better communities. We believe that volunteering is not just a valuable contribution, but also an opportunity for personal growth and social change.

One of the most amazing things we build doesn't even fly. It's a movement in which, every day, thousands of Boeing employee volunteers help build better communities. They mentor youth, bring learning outside the classroom, lend helping hands, preserve natural habitats, and leverage their professional skills to improve the effectiveness of their community partners.

Take Blake Skouras, a manager in Boeing's 747 Lean+ Promotion Office in Everett, Wash. He leads a team focused on reducing manufacturing time and overall costs for one of aviation's most iconic airplanes, and he uses his knowledge to help another Puget Sound icon — the Seattle Aquarium.

Using the Lean+ problem-solving model to make process improvements, Skouras set out to boost the efficiency of the aquarium's visitor registration process by reducing the amount of time it takes for groups to sign up for visits. The result is easing administrative staff burdens and improving the customer experience.

"We anticipate seeing time savings of anywhere between 25 and 80 percent," says Catie Fyfe, who manages school and family programs at the aquarium. "This means we are able to bring more students and families in the door, allowing us to meet our mission of educating more people about the importance of our oceans."

Five thousand miles away, employees at Boeing's Moscow Design Center helped raise funds for Downside Up, a Russian nonprofit aimed at training and working with children with Down syndrome. Boeing Moscow has supported a number of volunteer activities at the Downside Up center in Moscow.

"Participation by members of the community is vital," says Anna Portugalova of the Downside Up Charity Fund. "For several years, Boeing Russia has helped us to implement early intervention programs for children, enabling us to make tremendous progress in tangibly improving the lives of Russian people."

To sum it all up, the passion to help improve lives and communities burns brightly in thousands of Boeing employees, their family members and their friends. In connection with our annual Earth Day and Global Month of Service activities alone, they supported more than 280 events.

Across the globe, Boeing volunteers willingly give their time and talents to experiences that help communities thrive, and cultivate personal as well as professional growth.



Boeing India President Pratyush Kumar accompanies a young patient during a volunteer event in Bangalore where free medical checkups were provided to almost 400 children. The event was held in connection with our 2013 Global Month of Service, when Boeing employees in India and throughout the world engaged in more than 140 Boeing-supported community programs during the month of July. Photo: Max Ali

Click here for more information: Diving in for Success


BOEING
Volunteer

By donating their time, money and skills, Boeing employees **build better communities worldwide** every day.

This report is available online at boeing.com/community

Photo: Maria Passaseo

Boeing is a **responsible partner, neighbor and citizen** to the diverse communities and customers we serve. We are building a better future with innovative products that are cleaner, more efficient and set a new standard for performance. Boeing follows responsible business practices and promotes positive changes in the lives of people around the world while growing shareholder and customer value in a competitive global marketplace.



BOEING



Visit us at boeing.com to learn more about Boeing and how extraordinary innovations in our products and services are helping solve the world's toughest problems.



Visit us at boeing.com/investorrelations to view our annual reports and to find additional information about our financial performance and Boeing business practices.

Photo above:
With all-new engines and composite wings, the 777X will be the largest, most efficient twin-engine jet in the world.



Visit us at boeing.com/environment to view our current Environment Report and information on how the people of Boeing are developing ways to protect the planet and create a better tomorrow.



Visit us at boeing.com/community to view our Corporate Citizenship Report and other information about how Boeing is working to improve communities worldwide.


BOEING

The Boeing Company
100 North Riverside Plaza
Chicago, IL 60606-1596
USA

Exhibit E

Seeking Support from Boeing Webpage

Seeking Support from Boeing

We believe that companies like ours play a significant role in the world beyond our performance as a corporation. As a stakeholder in the success of our communities, we lead responsibly to help address challenges that are bigger than any one company's interests. Our contributions and efforts are focused on making a significant difference in the lives of people around the world - now and for generations to come.



Boeing's strategy for community investing is to apply our unique competencies toward sustainable, measurable growth and self-sufficiency for the organizations we partner with – growth that will continue long after the last Boeing dollar is spent.

We look for partnerships with organizations that are leaders in what they do (no matter their size), that promote diversity, demonstrate innovation and align and collaborate with others toward common workable solutions to community issues.

Our community investments are managed locally where Boeing has a presence, so grant making strategies are tailored by each site to address the specific needs of their region.

Please select your state or country from the list below to learn more about Boeing's processes and priorities for that area:

United States
- Alabama
- Alaska
- Arizona
- California
- Colorado
- Florida
- Georgia
- Hawaii
- Illinois
- Missouri
- Montana
- New Mexico
- Ohio
- Oklahoma
- Oregon
- Pennsylvania
- South Carolina
- Texas
  - Houston
  - San Antonio
  - El Paso
- Utah
- Washington, D.C. / Potomac Region
- Washington / Puget Sound Region

Canada
- British Columbia (Richmond)
- Manitoba (Winnipeg)

Asia
- Australia
- China
- India
- Japan
- Southeast Asia Region
- South Korea

Europe, Middle East, Africa
- Africa
- Central and Eastern Europe
- France
- Germany
- Israel
- Italy
- Middle East/Persian Gulf Region
- Northern Europe
- Russia and Commonwealth of Independent States
- Saudi Arabia
- Spain
- Turkey
- United Kingdom

Latin America
- Brazil
- Mexico, Colombia, Chile



Exhibit F

Example of Site-Specific Guidelines

corporate
citizenship
Boeing in California



CALIFORNIA – Local Grantmaking Guidelines

Boeing's journey as a global industry leader and corporate citizen parallels its nearly 100-year history of building better communities worldwide.

As we contribute toward sustainable growth and systemic impact for our communities and their people, we must place greater emphasis on preparing individuals for success through lifelong learning – a process that starts at birth and continues throughout peoples' lives. With a focus on integrated, active and ongoing learning we can best build the capacity of individuals and communities to succeed in a constantly evolving world. To this end, our contributions and efforts in California are focused on these key strategies: education, environment, health and human services, arts and culture and civic engagement – to make systemic, lasting contributions to our community.

How do submit information in order to be considered for a grant?

Our Community Investors work through existing networks and partners to identify the organizations and programs with whom we wish to work. There are many opportunities to meet our Community Investors in the community at events/conferences/convenings centered on their particular focus area. If you are not actively pursuing such opportunities in the community and wish to seek support from Boeing, please see the following instructions.

1. **Read this complete document** to understand Boeing's local community investment guidelines for California. All the information about the objectives of our grantmaking, types of support and our service area can be found here.

2. **Examine the Focus Area Objectives** corresponding to the focus area under which your programs fall. These objectives list the types of programs which we can fund through this function. WE DO NOT FUND PROGRAMS THAT FALL OUTSIDE THESE OBJECTIVES.

3. **If you believe your project aligns, email the Community Investor** listed for that Focus Area. The email should indicate that you have examined this Guidelines Document and should provide a brief and clear indication of HOW your programs support the listed Focus Area Objective(s).

4. **If we are interested in pursuing your proposed project**, the Community Investor will contact you to discuss the possibility of submitting an LOI.

2014 Deadlines:

Strategy Focus Area	LOI Deadline	Application Deadline (if invited)	Grants Awarded By
Arts & Culture	N/A	July 1	September 1
Health & Human Services	N/A	July 1	September 1
Environment	July 1	August 1	October 3
Early Learning and Primary/ Secondary Education	July 1	August 1	October 3

Where does Boeing focus its support in California?

Geographic Service Area

While we focus efforts to support broad initiatives that affect all of California, most investments are made in communities where we have a significant operational, manufacturing and/or employee base. **Currently, those communities are all in Southern California.** We work within Boeing's community investment strategies to develop a site-specific plan tailored to the particular needs of our region, focusing our grants on the following strategies listed below.

	Education: The core of our Education outreach is supporting teacher professional development. We do not fund student-facing programs. Additionally, with thousands of public schools in our service area, we focus on helping at the district, county and state level. We do not support individual schools directly. o **In Early Learning** we support systemic improvements in early care and education programs that will ensure the delivery of and access to quality early learning opportunities for children from birth to age five. Boeing supports programs benefiting traditionally underserved families and communities in California that have the least access to quality early childhood education. Our investments: • Increase parental and caregiver knowledge and skills to nurture a child's social, emotional and cognitive development. • Improve the professional development of diverse center based teachers and family child care providers. • Promote public awareness on the benefits of quality early learning by engaging families, providers, policymakers, the media and other stakeholders and developing leaders to shape better education policy and resource allocation state wide, particularly for those from disadvantaged and minority backgrounds. o **In Primary/Secondary Education** we strive to build capacity and align educational systems by focusing on the development of school leadership, teachers, programs and curricula that focus on advancing students' capacity for lifelong learning and their overall educational outcomes, especially in subjects that can prepare them for STEM careers. Boeing supports systemic and results-oriented programs that prepare students in California for success in college, career and life. Our investments: • Enhance math and science educator professional development. Programs should be intensive, ongoing and sustainable; focused on specific academic content; connected to practice; mission driven and aligned with other district initiatives; collaborative and system-wide; reflective, including mentoring or peer coaching; and related to achievement gains for all students. • Increase the number of quality math and science educators, specifically in under performing schools and districts. • Recruit, develop, and retain dynamic and diverse education leaders such as principals, curriculum specialists, superintendents and school board members who can drive transformation in under performing schools and districts. • Promote hands-on and inquiry-based math and science content that is rigorous, aligned to the Common Core standards, enhances science, technology, engineering and math (STEM) competencies, and relevant to STEM workforce needs. Contact for Education: Early Learning Kevin.M.Ober@boeing.com and Primary/Secondary Education Tamika.M.Lang@boeing.com **Environment:** We invest in programs that educate and engage communities about the importance of taking action to reduce their impacts on the environment and climate change. The programs supported should exhibit each of the following three aspects: Awareness, Education and Action and seek to: 1) provide awareness of specific environmental concerns for program participants; 2) provide educational opportunities for program participants to understand what can be done to address the specific environmental concerns; and 3) require measureable action on the part of program participants. Of particular interest are programs that target underserved populations or educators who work with underserved populations in one of these three areas: o **Water** • Programs that support the development and implementation of water conservation and rainwater capture systems–this includes consumer education efforts on how to reduce water consumption and implement new technologies in their households. Particular attention will be paid to programs that address underserved communities in our region. • Support efforts that protect our coastal and inland waterways and the surrounding

habitats through community education with specific attention paid to the connection to water conservation and clean water efforts.

- **Urban Community Health**
  - Programs that educate youth, families, community leaders and businesses on environmental issues and their impact on the health of the community. These types of education programs are not school curriculum- or standards-based and are delivered outside the traditional classroom setting that lead participants to take action in changing or modifying environmental behavior.
- **Environmental Education**
  - Programs that support and advance environmental studies in our schools. Our goal is to provide a continuum of services from Early Childhood through the traditional K-12 Classroom. As with our Education Focus Area, the emphasis will be on teacher and educator professional development.

Contact for Environment: Vanessa.Pereda@Boeing.com

Health and Human Services:
We focus on programs that help individuals train in relevant skills, obtain employment, build assets, access health services, and improve health. Additionally, programs that provide for the economic growth of underserved communities through social enterprises and systemic improvements in service delivery. Boeing supports collaborative regional programs with innovative solutions and demonstrated outcomes that directly enhance the economic self-sufficiency of California residents. Investments will be made in initiatives that provide:

- Financial stability services, including investment, savings account, credit rating, mortgage procurement training
- Collaborative programs that provide innovative job training that leads to employment placement and increased personal income in growth and emerging industry sectors, such as Healthcare; Logistics/Goods Movement, including food and produce; and Construction, including green jobs
- Social enterprises that serve as places for on-site job training/business education, which provide disposable products and services that benefit the community.

Contact for Health and Human Services: Kevin.M.Ober@boeing.com

Arts and Culture:
Boeing believes an education which includes the arts provides students with the skills and abilities to succeed in life and navigate careers in the 21st century. Our investments in 2013 will continue to support the advancement of two county-wide initiatives: Arts for All in Los Angeles County and Arts Advantage in Orange County. We focus our support on organizations who work in collaboration or partnership to directly support these initiatives.

This includes support to school districts, government agencies and arts partners focusing on programs that:

- Enable school districts to adopt policies, plans and budgets for quality, standards-based arts education delivered in the classroom.
- Support Arts for All or Arts Advantage school districts in their ability to advance and/or deepen their work.
- Provide professional development for teachers and administrators.
- Support and promote advocacy for arts education.

Contact for Arts and Culture: Vanessa.Pereda@Boeing.com

Civic Engagement:
Boeing GCC in California continues to support the leadership development of our community partners along with efforts that highlight the impacts of diverse communities in the region. However, we are not currently accepting new solicitations for support under this focus area.

Besides corporate cash grants, what other types of support are available and may I apply for multiple resources?	In California we have the opportunity to support organizations in the following ways: **Business-related Sponsorships:** Requests that are national in scope or are business/marketing related are very limited and are processed through the Boeing Brand Center. For information and application, please visit http://www.boeing.com/companyoffices/aboutus/sponsorship/index.html. **Local Charitable Galas, Fundraisers and Benefits:** Because of limited sponsorship dollars, our support of these types of events is generally reserved for existing community partners and those organizations whose efforts align specifically with our community investment strategies (see above). Contact the community investor listed above under your specific focus area. **Executive Board Service:** Board support is provided for current grantees and potential partner organizations whose missions and programs align with our strategic investing objectives. To request a Boeing executive to serve on your board, submit the letter of inquiry here: www.cybergrants.com/boeing/governanceboard/loi. We will review the questionnaire and contact you with more questions and/or discuss an appropriate executive for the position. Please note that our executives are in considerable demand and placement is highly competitive. **Volunteers:** Priority is given to those projects that have a demonstrated interest with our employee volunteers and whose outreach directly addresses those issues outlined above for our grant investments. Contact: Maria.A.Passaseo@boeing.com **In-kind donations:** Occasionally we are able to accept requests for in-kind donations such as excess office furniture, equipment and materials. Contact: Kevin.M.Ober@Boeing.com. **The Employees Community Fund of Boeing California (ECF)** operates separately from Global Corporate Citizenship in California. If you have questions about current or past funding that your organization has received from ECF, you must contact ECF directly. Funding from ECF is provided on an employee referral basis. A Boeing employee contributing to the ECF Pooled Fund may nominate your organization. The employee can find information on how to nominate an organization by visiting on the Boeing internal website. Outside organizations can learn more about ECF at http://www.ecfboeingca.org/.
Who should I contact with additional questions?	For general inquiries, please contact, Tamika Lang, Manager, Western Region Global Corporate Citizenship at Tamika.M.Lang@boeing.com. When corresponding, **please indicate that you obtained the contact information by visiting the Boeing Website.**

Exhibit G

The Boeing Company Focus Area Objectives Webpage and Documents Linked Thereto

Community Engagement

Corporate citizenship speaks to everything we do - from our products and services to our business practices and community engagement. Boeing and its employees contribute to sustainable growth and systemic impact for communities and their people worldwide.

Since our first charitable donation in 1917, Boeing has sought to bring innovation and new thinking to the business challenges we face while making valuable contributions to society. Now, with more than 168,000 people across the United States and in more than 65 countries, our opportunity to make a positive impact in communities is greater than ever before.

Using our talent, time and resources, Boeing and its employees are helping to build better communities worldwide.

- Education
- Environment
- Military and Veterans
- Humanitarian Relief

Additionally, Boeing invests in community programs supporting Health and Human Services, Arts and Culture and Civic Engagement to help develop lifelong learning and prepare healthy, creative thinkers and strong leadership for the future.



Download the 2013 Corporate Citizenship Report

Education

Boeing works toward a future when all students will have access to learning so they can develop their skills, do what they dream, and build something better.

Working with community, business and private sector partners, Boeing supports education programs designed to develop a globally competitive workforce and strong communities. By investing our time and resources into strengthening educator leadership, hands-on experiential learning, early learning and mentoring around the world, Boeing seeks to inspire students and prepare them for the 21st century workforce.



Since 2008 Boeing has officially supported more than 850 FIRST Robotics teams with funding and employee volunteer mentors.


MORE THAN
50%
OF BOEING'S
COMMUNITY INVESTMENTS
SUPPORT
EDUCATIONAL PROGRAMS
AROUND THE WORLD

While each community faces its own local education priorities and challenges, science, technology, engineering and math (STEM) education is globally recognized as a key to workforce preparedness and continued innovation. Learn more about Boeing's education investments.

To influence the next 100 years of aerospace innovation, we believe that our global partnerships with higher education institutions are critical for preparing today's students with tomorrow's skills. We strategically support education through internships, student projects, research and development, and charitable investments. Partnering to provide hands-on opportunities prepares students to succeed when they join our team to make the next great leaps in aerospace. Learn more about Boeing's University Relations.

Environment

Air itself is our element, so it's not surprising that we maintain a deep commitment to protecting the natural resources we all share. Boeing's focus on technology, innovation and enviornmental leadership, demonstrate our strategic drive to align everything we do - from community engagement to our products and services and our business practices - toward a cleaner world. Better environmental performance is not just good for the planet, it's good for our business and for our communites worldwide.

Boeing has a history of achieving the impossible through the confidence to lead, the courage to innovate and the ingenuity to transform dreams into reality.



Boeing's long tradition of innovation has helped make air travel 90 percent quieter and 70 percent cleaner since the 1960s. And we are committed to continually improving the environmental performance of our products and services, through new technologies, sustainable fuels and operational efficiencies.

Boeing collaborates with the Roundtable on Sustainable Biomaterials and other organizations to help small farmers in Southeast Asia grow plants for sustainable biofuel production while improving their productivity and incomes.

As a committed, responsible environmental leader focused on healthy global growth, we collaborate with research institutions, customers, universities and governments to solve problems and educate our communities about the importance of environmental protection and preservation. Every day, thousands of Boeing employees around the world lead activities and projects that create continuous improvements in the areas of energy, water and materials conservation.

Boeing also is accelerating improvements in the environmental performance of the company's operations, as business continues to grow. Increasingly, Boeing is seeking opportunities to incorporate energy conservation technologies and sustainable materials into new building designs as well as to reduce the amount of water used and waste generated by our facilities, earning us the designation U.S. Environmental Protection Agency ENERGY STAR Partner of the year for the past several years. For more information see our Environment Report.

Learn more about Boeing's environment investments.

Military and Veterans

Recognizing the unique value that service members, veterans, and military families bring to their communities and jobs as a result of their service and sacrifice, Boeing creates opportunities and invests in partnerships that provide pathways to build better lives for them, their families, and their communities.


USO
BOEING
Boeing contributed over $16 million in 2013 to organizations like the USO that support our military, veterans and their families.

Leadership, management, teamwork, accountability and responsibility –these are some of the essential skills that military veterans develop during their service. But as they return home and seek to put those skills to work, some face obstacles to employment that can seem insurmountable.

Boeing employs more than 23,000 veterans and reservists and stands by to assist others through collaboration with non-profit and business partners. Committed to easing the transition from military life to the private sector, we support educational, mentoring and job training programs. Additionally, we maintain our own military skills translator tool which enables U.S. armed forces personnel and veterans to find Boeing career opportunities that best align with their experiences.

The Boeing Employee Veterans Association provides a forum where employees can ensure that our veterans' dedication and service are never forgotten through year-round recognition, community engagement and networking events. Learn more about Boeing's military veteran investments.

Humanitarian Relief

There is no greater privilege than helping those in need. In the face of natural disasters or humanitarian need, Boeing's people and products are often present to help communities around the world.


Ethiopian
Boeing, Ethiopian Airlines and Seattle Anesthesia Outreach joined together for the first 787 Dreamliner Humanitarian Flight. Along with this new airplane, the flight delivered approximately 20,000 pounds (9,000 kilograms) of medical supplies to Ethiopia'

Working with our global network of products, customers, suppliers and community partners, Boeing is uniquely positioned to make a difference during disaster and humanitarian relief efforts and be a force for positive change.

Through our ongoing Humanitarian Delivery Flights program, Boeing and its airline customers combine the delivery of new aircraft with vital relief and humanitarian missions. More than 50 airline customers have collaborated with Boeing on more than 170 humanitarian delivery flights since 1992, bringing more than one million pounds of aid including medical supplies, food supplements, equipment and clothing for relief workers, and educational materials to those in need.

Learn more about Boeing's humanitarian relief program.

- Letter of Inquiry for humanitarian relief



The Boeing Company Charitable Focus Area Objectives

Boeing focuses our contributions and efforts in the following key areas:

- Arts and Culture
- Civic Engagement
- Education: Early Learning
- Education: Primary/Secondary
- Environment
- Health and Human Services

Please note: These objectives may be more narrowly focused according to local community needs. Before submitting an application or contacting a site representative, please read the local guidelines for your region to best understand the priorities and processes for that area.



Arts & Culture

Theory of Change: If we provide lifelong arts and cultural experiences, individuals will develop an appreciation for different perspectives, deepen their critical and creative thinking and be better prepared to excel in work and life.

Program Goal: Engage communities to participate in and sustain arts and cultural experiences in order to broaden their perspectives, cultivate creativity and help produce a multi-disciplinary workforce prepared to solve complex issues.

Arts Engagement	Arts Education
Components: Performances and exhibits which challenge and broaden people's view of the world through the introduction of different perspectives. Help organizations cultivate practices that build or diversify their audience and test new models or systems approaches to address financial sustainability. **Outputs:** • Number of performances or exhibitions created • Number of program participants • Increased support of the arts (revenue, patronage, audience diversity) **Outcomes:** • Increased participation by community members in arts and cultural activities over time • Sustained arts programming in a community • Growth in performances or exhibits over time • Financial sustainability of arts and cultural organizations/events • Strengthened and/or revitalized neighborhoods and communities over time	**Components**: Educational activities that nurture creativity in students, helping to form creative and critical thinking skills. Professional development for teachers and administrators. Enable school systems to maintain or enhance arts education programs. **Outputs:** • Number of student participants • Number of arts practitioners and teacher participants • Collection and assessment of evaluation data from students and practitioners **Outcomes:** • Demonstrated creativity by students over time • Increased creative thinking content in classroom activities • Sustained arts education school programs in communities • Increased visibility or scaling of model programs • Life-long arts participation

Civic Engagement

Theory of Change: If individuals assume leadership roles and/or engage in civic discourse within communities, then they will be better informed and take actions to benefit their community. This will result in cross-cultural communication and understanding of local, regional and global cultures, perspectives and issues.

Program Goal: Increase public understanding and engagement in the processes and issues that affect our communities. Develop current and future leaders to build better communities.

Civic Discourse

Components:
Projects that bring various members of our community together to develop knowledge, reflect, debate, and build plans to address important civic issues. Programs that provide development opportunities targeted at building strong leaders within a community.

Outputs:
- Number of community forums/discussions held
- Number of program participants

Outcomes:
- Increased leadership skills
- Increased participation rates in community issues over time
- Increased visibility and scaling of model programs

Education – Early Learning

Theory of Change: If we advance the cognitive, social, emotional and physical capacities of children from birth through age five by providing professional educational tools/resources to their earliest teachers and educating parents and caregivers, then children will engage in lifelong learning and succeed in school and in life.

Program Goal: Support systemic improvements in early care and education programs that will ensure the delivery of and access to quality early learning opportunities for children from birth to age five.

Parent/Caregiver/Educator Development	Build Capacity
Components: Evidence-based programs that increase parent, caregiver and childcare provider understanding of early childhood development (e.g. cognitive, social, emotional and physical). Programs that strengthen the capacity of early care and education professionals. Programs that teach parents and caregivers the importance of a healthy diet and physical activity to support a child's development and readiness to succeed in school and life. **Outputs:** • Number of caregivers receiving information or training • Number of parents completing workshops • Number of formal and informal caregivers completing professional development programs • Number of children served • Number of parents and caregivers who know where and how to access healthy options **Outcomes:** • Comparative school readiness • School achievement (academic and social) over time • Teacher competency over time • Parents demonstrate understanding of early childhood development • Teachers and caregivers are adequately trained	**Components.** School readiness approaches that promote collaboration between public agencies, school districts and early learning programs. Partnership(s) among key early care and education stakeholders to promote and/or advocate for systemic change. **Outputs:** • Number of community sessions delivered • Number of childcare sites participating in collaborations **Outcomes:** • Changes in curricula and programs that reflect an increased understanding of quality early learning elements • Increased support or visibility of model programs into education system and integrate early learning and primary grades • Increased visibility or scaling of model programs

Education – Primary / Secondary

- **Theory of Change:** If a student attends schools with strong school leadership, well-prepared teachers and mentors, is supported by informed and engaged parents and caregivers, and participates in engaging curriculum that focuses on the skills necessary to acquire knowledge throughout life and apply that knowledge successfully, then that student will be prepared to participate effectively in the workforce and contribute to society.
- **Program Goal:** Ensure that all students develop 21st century skills and gain STEM knowledge and experiences to be successful in life. Strengthen key components of the educational system to establish learning environments where students can apply the knowledge they gain in real and relevant ways; specifically, support school and teacher leadership development and inquiry-based, hands on programs or curricula that align to rigorous academic standards.

Teacher Professional Development	School Leader Professional Development	Program or Curricula Alignment and Improvement
Components: Professional development, coaching, and/or continuing education programs for teachers that ensure competence in subject matter and delivery of curricula and programs that improve both the rigor of what a student learns and how they learn and apply that knowledge in real and relevant ways. **Outputs:** • Number of teachers trained • Extent of adoption of improvements in system • Level of integration of inquiry-based learning **Outcomes:** • Improvements in teacher competency over time; especially integrating and facilitating inquiry-based learning in curricula, where appropriate • Improvements in student outcomes, including academic performance, demonstration of 21st century skills, and/or interest levels in STEM subjects or fields. • Increased visibility/scaling of model programs	**Components:** Professional development, coaching, and/or continuing education programs for school administrators to support improvements in the management and delivery of effective educational programs and curricula, and of the nurturing of strong, supportive teachers, mentors and parents with the goal of creating learning conditions that improve both the rigor of what a student learns and how they learn and apply that knowledge in real and relevant ways. **Outputs:** • Number of leaders trained • Extent of adoption of improvements to existing models within system • Level of integration of inquiry-based learning **Outcomes:** • Improvements in school leader performance over time; especially integrating inquiry-based learning into the school environment • Improvements in student outcomes, including academic performance, demonstration of 21st century skills, and/or interest levels in STEM subjects or fields. • Increased visibility/scaling of model programs	**Components:** Evidence-based programs and curriculum that stimulate student engagement by focusing on the skills necessary to acquire knowledge throughout life and the ability to apply that knowledge successfully. Includes relevant, inquiry-based, hands-on learning and the strengthening of learning experiences to make STEM careers more accessible. **Outputs:** • Number of participants in programs, including STEM programs • Year-over-year student retention rates in activities or programs, including STEM related activities or programs • Level of integration between out-of-school and in-school programs **Outcomes:** • Improvements in student outcomes, including academic performance, demonstration of 21st century skills, and/or interest levels in STEM subjects or fields. • Level of dissemination and adoption of quality curricula and/or programs • Increased visibility/scaling of model programs

Environment

Theory of Change: If we engage communities in understanding the importance of environmental protection and preservation, then together we will take the necessary steps toward reducing our impact on climate change and the environment, working together to ensure a sustainable future.

Program Goal: Educate and engage communities about the importance of taking action to reduce their impacts on the environment and climate change.

Environmental Education Aimed at Changing Behavior	Community Projects Leading to Energy Efficiency or Reduction	Conservation
Components: Environmental education inside and outside the classroom focused on energy efficiency, reducing impact on the environment and conservation. **Outputs:** • Number of program participants • Percent of repeat participants • Percent of people participating in more than one program (repetition) **Outcomes:** • Behavioral change over time • Environmental impacts improvement e.g. energy use, CO_2 reduction, etc. • Increased visibility or scaling of model programs • Program leverage e.g. students teach it to their families/friends/other students	**Components:** Youth and adult hands-on community environmental projects. **Outputs:** • Number of program participants • Percent of repeat participants **Outcomes:** • Behavioral change over time • Improvement in energy efficiency • Environmental impacts improvement e.g. energy use, CO_2 reduction etc. • Systemic improvements across multiple environmental components e.g. water, air, habitat etc.	**Components:** Environmental projects which protect, restore and manage critical lands and water systems. **Outputs:** • Number of program participants • Number of hectares/acres protected/restored or managed • Number of collaborations / partnerships with stakeholders e.g. farmers, landowners, etc. • Number of eco-markets developed **Outcomes:** • Growth in hectares/acres protected or restored over time • Water improvement • Eco-markets, Mitigation toward environmental economic improvements

Health & Human Services

Theory of Change: If we help underserved individuals increase income/resources and access healthcare, then individuals and families will have a greater chance of being economically self-sufficient and contributing to their success in life.

Program Goal: Individuals are trained in relevant job/employment skills, obtain employment, build financial assets, access health services, and improve health. Additionally, programs provide for the economic growth of underserved communities through social enterprises and systemic improvements in service delivery.

Workforce Development	Human Services and Wellness	Build Capacity
Components: Outcome-based programs that help the underserved prepare for and access employment in high demand industries and improve their economic self-sufficiency through job training, financial/business literacy education, social enterprise or microenterprise programs, access to benefits, post-secondary education readiness, and retention services. A special focus area is workforce programs for military veterans, a group that traditionally faces great challenges in transitioning from military to civilian employment. **Outputs:** • Number of people who gain new or enhanced job/business/financial literacy skills • Number of trainings conducted • Number of people who gain employment upon completion of program • Number of people who advance in their careers or increase wages as a result of participation in programs **Outcomes:** • Increases in family financial assets (earnings, savings, reduced taxes etc.) over time • Job retention over time • Decreased unemployment rates • Economic security over time	**Components:** Programs that increase access to healthcare services and/or promote healthy lifestyles. Programs that provide preventive services and/or teach the importance of a healthy diet and regular exercise to high-risk populations to ensure good health for success in school, work, and life. **Outputs:** • Number of participants served by healthcare services • Number of participants in wellness programs • Number of people reporting improved health outcomes • Number of people who know where and how to access healthy options **Outcomes:** • Growth in wellness program participation rates • Proportion of people served accessing healthy options over time • Reduction in preventable health related conditions over time	**Components:** Projects that make health and human services delivery systems more effective and efficient. Projects that decrease system costs, increase earned revenues, improve outcomes and promote ongoing learning for organizations and communities. **Outputs:** • Number of community sessions delivered • Number of organizations participating in collaborations **Outcomes:** • Decreased agency or system costs over time • Increased earned revenue over time • Improved client outcomes • Increased support or visibility of issues and work